
Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com


10015967

June 23, 2010


SEC MAIL PROCESSING
RECEIVED
JUN 25 2010
WASH, D.C.
193
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the following press releases:

1. March 25, 2010 - Superior Plus Announces Closing of Convertible Debenture Financing Over-Allotment Option; and
2. April 8, 2010 - Superior Plus Announces April 2010 Cash Dividend and Upcoming Events; and
3. May 5, 2010 - Superior Plus Announces May 2010 Cash Dividend, Reestablishment of Dividend Reinvestment Program and Upcoming Events; and
4. May 5, 2010 – Superior Plus Announces 2010 First Quarter Financial Results, 2011 Outlook and Revised 2010 Outlook; and
5. May 5, 2010 – Superior Plus Confirms May 2010 Cash Dividend and Dividend Reinvestment Program; and
6. June 10, 2010 – Superior Plus Announces June 2010 Cash Dividend; and
7. June 18, 2010 – Superior Plus Announces Expansion of its Construction Products Distribution Business with a $18 Million Canadian Acquisition.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

dlw 7/2

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.



Heather McMaster
Corporate / Legal Administrator

/enc.






SEC MAIL
RECEIVED
PROCESSING
JUN 2 5 2010
WASH. D.C.
193
SECTION

NEWS

TSX: SPB
Calgary, March 25, 2010

For Immediate Release

SUPERIOR PLUS ANNOUNCES CLOSING OF CONVERTIBLE DEBENTURE FINANCING OVER-ALLOTMENT OPTION

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior" or the "Corporation") is pleased to announce the successful closing of an additional $22,500,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the "Debentures") due to the exercise of the over-allotment option, in its entirety, on the previously issued $150,000,000 million aggregate principal amount of Debentures which closed on March 16, 2010. The Debentures were offered to the public through a syndicate of underwriters co-led by TD Securities Inc. and CIBC, and included National Bank Financial Inc., Scotia Capital Inc., BMO Capital Markets and Cormark Securities Inc. (collectively, the "Underwriters"). As previously announced, Superior intends to use the net proceeds to repay existing revolving term bank debt and for general corporate purposes.

About the Corporation

Superior is a diversified corporation. Superior holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior is focused on stability of dividends with value growth. Superior Plus LP consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

The Corporation's common shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.50% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957 / Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Superior Plus

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

NEWS

TSX: SPB
Calgary, April 8, 2010

For Immediate Release

Superior Plus Announces April 2010 Cash Dividend and Upcoming Events

April 2010 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of April, 2010 of $0.135 per share payable on May 14, 2010. The record date is April 30, 2010 and the ex-dividend date will be April 28, 2010. Superior's annualized cash dividend rate is currently $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

Annual Meeting of Shareholders

Superior's Annual Meeting of Shareholders will be held in the Lecture Theatre of The Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta on Wednesday, May 5, 2010 at 2:00 p.m. MST. A live audio webcast of the meeting, including a corporate presentation will be accessible from Superior's website at www.superiorplus.com under the webcasts section.

Upcoming Release of 2010 First Quarter Results and Conference Call

The Corporation expects to release its 2010 first quarter results on Wednesday, May 5, 2010. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2010 first quarter results is scheduled for 3:30 p.m. MST on Wednesday, May 5, 2010. To participate in the call, dial: 1-888-231-8191. A recording of the call will be available for replay until midnight, June 4, 2010. To access the recording, dial: 1-800-642-1687 and enter pass code: 67432510. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the webcasts section.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus

NEWS

TSX: SPB
Calgary, May 5, 2010

For Immediate Release

Superior Plus Announces May 2010 Cash Dividend, Reestablishment of Dividend Reinvestment Program and Upcoming Events

May 2010 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of May, 2010 of $0.135 per share payable on June 15, 2010. The record date is May 31, 2010 and the ex-dividend date will be May 27, 2010. Superior's annualized cash dividend rate is currently $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

Dividend Reinvestment Program

Superior has determined it will restart its Dividend Reinvestment Program and Optional Share Purchase Program ("DRIP"), commencing with the payment of the May 2010 dividend. Proceeds from the DRIP will be used to reduce existing debt levels and to fund existing and future accretive growth opportunities. The DRIP will provide Superior's shareholders with the opportunity to reinvest their cash dividends in the future growth of the business at a 5% discount to the market price of Superior's common shares.

Under the terms of the DRIP, eligible shareholders of Superior may elect to automatically reinvest their regular monthly dividends in additional common shares of Superior, without incurring any commissions, service charges or brokerage fees. Shareholders who elect to reinvest cash dividends under the DRIP will receive common shares at a price (the Average Market Price) equal to the average closing price of the common shares on the Toronto Stock Exchange for the five day trading period ending on the business day immediately prior to the dividend payment date. The price of the common shares purchased with reinvested dividends will be 95% of the Average Market Price.

Shareholders who participate in the DRIP may also elect to purchase additional common shares by way of cash payment, without incurring any commissions, service charges or brokerage fees. Common shares purchased by way of additional cash payment will be purchased at the Average Market Price, without discount.

Common shares may be purchased under the DRIP commencing with the May 2010 cash dividend payable on June 15, 2010 to Shareholders of record on May 31, 2010. Common shares purchased through the DRIP will be issued directly from the Superior's treasury.

Registered shareholders may enroll in the DRIP by completing an Authorization Form and submitting the completed form to Computershare Trust Company at the address set out in the DRIP. Beneficial shareholders are encouraged to contact their broker or other intermediary for enrollment information. The DRIP is subject to certain limitations and restrictions and interested parties are encouraged to review the full text of the DRIP. The DRIP and the enrollment forms are available on Superior's website at www.superiorplus.com.

Annual Meeting of Shareholders

Superior's Annual Meeting of Shareholders will be held in the Lecture Theatre of The Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta on Wednesday, May 5, 2010 at 2:00 p.m. MST. A live audio webcast of the meeting, including a corporate presentation will be accessible from Superior's website at www.superiorplus.com under the webcasts section.

Upcoming Release of 2010 First Quarter Results and Conference Call

The Corporation expects to release its 2010 first quarter results on Wednesday, May 5, 2010. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2010 first quarter results is scheduled for 3:30 p.m. MST on Wednesday, May 5, 2010. To participate in the call, dial: 1-888-231-8191. A recording of the call will be available for replay until midnight, June 4, 2010. To access the recording, dial: 1-800-642-1687 and enter pass code: 67432510. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the webcasts section.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the reestablishment of Superior's dividend reinvestment program. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

TSX: SPB




RECEIVED
JUN 2 5 2010

A DIVERSIFIED BUSINESS CORPORATION
Focused on dividend stability with value growth

May 5, 2010

Superior Plus Announces 2010 First Quarter Financial Results, 2011 Outlook and Revised 2010 Outlook

FIRST QUARTER HIGHLIGHTS

- Adjusted operating cash flow (AOCF) per share for the first quarter was $0.53 compared to $0.69 in the comparative period. First quarter results were primarily impacted by a number of significant and unusual items:
  - Weather in Canada was 16% warmer than the prior year period, which reduced higher margin heating related sales volumes as well as significantly reducing supply portfolio market trading opportunities, resulting in a significant reduction in first quarter AOCF. This was partially offset by the contribution from the acquisitions of the U.S. refined fuels business, whose operations were also impacted by weather being 6% warmer than the prior year period in the northeastern U.S.
  - The ongoing impact of the economic recession reduced customer demand in all of Superior's businesses, although signs of a recovery are evident.
  - Record chloralkali prices realized in the prior year were significantly lower in the current year period due to the impact of the recession, resulting in a decrease in the contribution from the Specialty Chemicals business, offset in part, by increased sodium chlorate sales volumes and increased chloralkali sales volumes due to the completion of the Port Edwards chloralkali facility expansion in the fourth quarter of 2009.
  - The earthquake in Chile on February 27, 2010, resulted in approximately $1.5 million in repairs and one month of lost production; the plant is now operating at normal production levels.
  - The Construction Products Distribution business benefited from the acquisition of SPI in 2009, offsetting the impact of the economic recession.
- Guidance for 2010 has been reduced to AOCF per share of $1.75 to $1.90 as a result of the first quarter results and a continued slow economic recovery for the remainder of 2010.
- Guidance for 2011 is announced at AOCF per share of $2.00 to $2.20, and assumes a return to normal weather and a continued slow economic recovery throughout 2011.
- Superior is restarting its dividend reinvestment program (DRIP) commencing with the payment of the May 2010 dividend. Proceeds from the DRIP will be used to reduce existing debt levels and to fund existing and future accretive growth opportunities.
- Superior continued to expand its Energy Services business; completing the acquisition of Griffith Holdings, Inc (Griffith Rochester), a U.S. refined fuels business with operations in upstate New York on January 20, 2010 for a purchase price of US$125 million.
- Superior successfully closed $241.8 million of long-term financing, consisting of $69.3 million in equity financing and $172.5 million, 5.75% Convertible Debentures, due June 30, 2017.

FINANCIAL SUMMARY

(millions of dollars except per share amounts)	**Three months ended March 31, 2010**	2009
Revenue	**966.6**	603.5
Gross profit	**218.6**	188.3
EBITDA from operations [1]	**76.1**	80.0
Interest	**(16.8)**	(10.3)
Cash income tax expense	**(0.4)**	(5.0)
Corporate costs	**(4.2)**	(3.4)
Adjusted operating cash flow [1]	**54.7**	61.3

Adjusted operating cash flow per share, basic and diluted [1][2][3]	**$0.53**	$0.69
Dividends paid per share	**$0.405**	$0.405

(1) EBITDA from operations and adjusted operating cash flow are key performance measures used by management to evaluate the performance of Superior. These measures are defined under "Non-GAAP Financial Measures" in Superior's 2010 First Quarter Management's Discussion and Analysis.

(2) The weighted average number of shares outstanding for the three months ended March 31, 2010 is 103.3 million (2009 – 88.4 million).

(3) For the three months ended March 31, 2010 and 2009, there were no dilutive instruments.

SEGMENTED INFORMATION

(millions of dollars)	**Three months ended March 31, 2010**	2009
EBITDA from operations:		
Energy Services	**50.8**	46.4
Specialty Chemicals	**21.1**	32.1
Construction Products Distribution	**4.2**	1.5
	76.1	80.0

Energy Services

- EBITDA from operations for the first quarter of $50.8 million was impacted by reduced sales volumes and gross margins at the Canadian propane distribution business and reduced gross profit within the supply portfolio management business due principally to the impact of record warm weather, offset in part by the impact of the acquisition of the U.S. refined fuels business.
- Canadian propane distribution sales volumes were 12% lower than the prior year quarter due principally to reduced residential and commercial sales volumes as a result of the unseasonably warm weather experienced throughout Canada during the first quarter of 2010. Additionally, sales volumes were negatively impacted by weaker industrial sales volumes due to the ongoing impact of the economic downturn, offset in part, by the impact of new commercial sales volumes due to the ongoing sales and marketing efforts.
- The 2009/2010 winter in Canada was the warmest since records began in 1948. Average weather as determined by degree days for the first quarter of 2010 was 17% warmer than the prior year in western Canada, 15% warmer than the prior year in eastern Canada and 11% warmer on a total basis compared to the five year average.
- Average weather for the northeastern U.S., as determined by degree days for the first quarter of 2010, was 6% warmer than the prior year and modestly warmer than the five year average.
- Canadian propane average sales margins were 17.1 cents per litre in the first quarter compared to 18.5 cents per litre in the prior year quarter. The decrease in average margins was due principally to reduced sales volumes of higher margin heating related volumes as a result of the warm weather and increased general competitive pressures relative to the prior year period.

- The U.S. refined fuels business, excluding service gross profits, generated gross profits of $50.5 million in the first quarter, modestly below Superior's acquisition assumptions due in part to warmer than anticipated weather. Superior continues to focus on integrating its U.S. refined fuels business to generate operational efficiencies.
- The supply portfolio management business generated gross profits of $5.3 million in the first quarter compared to $15.4 million in the prior year period. The current quarters results are consistent with management's expectations and historical levels, whereas the prior period results benefited from non-typical gross profits as a result of historically high volatility in the supply and pricing for wholesale propane.
- The fixed-price energy services business generated gross profits of $7.4 million, consistent with the prior year period. Recent increases to the regulated price of natural gas in Ontario has resulted in renewed customer interest in one to five year fixed-price natural gas offerings.
- As a result of the record warm weather experienced in the first quarter of 2010 and the slow economic recovery, Superior is revising its 2010 outlook for its Energy Services business to $125 to 135 million and providing a 2011 outlook of $145 to $155 million. The outlook for 2011 assumes normalized weather and a continued slow economic recovery. Superior is beginning to see a recovery in non-heating load customer volumes in most end-use markets which should improve volumes in the second half of 2010 and throughout 2011.

Specialty Chemicals

- EBITDA from operations for the first quarter of $21.1 million was impacted by reduced chloralkali gross profits as a result of lower pricing due principally to the impact of the economic recession and reduced demand for KOH due to the warmer than normal weather. Pricing in the prior year period was at record levels. The impact of reduced sales prices was offset in part by improved chloralkali sales volumes due to the completion of the Port Edwards chloralkali facility expansion in the fourth quarter of 2009.
- Sodium chlorate gross profits were modestly higher than the prior year due to a 13% increase in sales volumes as a result of improved North American sales volumes, partially offset by a decrease in the average selling price due to the appreciation of the Canadian dollar on US-denominated sales. Sodium chlorate sales volumes for first quarter benefited from a strong pulp market.
- A devastating earthquake hit Chile on February 27, 2010, and as a result, Superior safely shutdown its 55,000 metric tonne, sodium chlorate facility located in Mininco, Chile. The facility was repaired and recommissioned during the later part of the first quarter and was placed into active operations during the first week of April 2010. Superior anticipates that the facility will be running at normal operating and profitability levels throughout the second quarter of 2010.
- As a result of weaker than anticipated chloralkali pricing and the first quarter impact of the earthquake in Chile, Superior is revising its 2010 outlook for its Specialty Chemicals business to $92 to $102 million and providing a 2011 outlook of $100 to $110 million, reflecting normal operating levels and a continued slow economic recovery. Superior is seeing recovery in the demand for sodium chlorate as a result of strong pulp markets and new customers for the expanded Port Edwards facility which will improve chloralkali volumes in the second half of 2010 and continuing into 2011.

Construction Products Distribution

- EBITDA from operations for the first quarter was $4.2 million compared to $1.5 million in the prior year quarter. The increase in EBITDA from operations is principally due to the acquisition of SPI on September 24, 2009.
- Excluding the acquisition of SPI, operating results continue to be impacted by reduced sales volumes due to the ongoing economic downturn which has resulted in reduced residential and commercial construction activity. Additionally, increased competitive pressures have resulted in reduced sales volumes and lower percentage sales margins.

- As a result of continued weakness in the commercial construction market and slow recovery in the residential market, Superior is revising its 2010 outlook for its Construction Products Distribution business to $35 to $45 million and providing a 2011 outlook of $40 to $50 million. Superior is seeing stronger residential markets which will provide improved sales in the second half of 2010, but we do expect that the commercial market will not begin to recover until 2011, as excess space is worked through the system.

Corporate Related

- Total interest expense for the first quarter was $16.8 million compared to $10.3 million in the prior year quarter. Interest expense increased due to higher average debt levels as a result of the financing of acquisitions completed during the first quarter of 2010 and the second half of 2009, offset in part by the appreciation of the Canadian dollar on US-denominated interest costs.
- Cash income taxes of $0.4 million in the first quarter compared to a $5.0 million expense in the prior year quarter. Cash income taxes were lower than the prior year period due to additional U.S. tax basis associated with the successful start-up of the Port Edwards facility during the fourth quarter of 2009 and reduced U.S. taxable income.
- In conjunction with the acquisition of Griffith Rochester and Griffith Energy Services, Superior entered into a $69.3 million bought deal equity financing for 5,002,500 shares at $13.85 per share that closed on February 10, 2010. Additionally, during the first quarter Superior completed a $172.5 million, 5.75% convertible debenture financing, maturing June 30, 2017.
- Superior has determined it will restart its DRIP, commencing with the payment of the May 2010 dividend. Proceeds from the DRIP will be used to reduce existing debt levels and to fund existing and future accretive growth opportunities. The DRIP will provide Superior's shareholders with the opportunity to reinvest their cash dividends in the future growth of the business at a 5% discount to the market price of Superior's common shares. See the press release "Superior Plus Announces May Dividend, Reestablishment of Dividend Reinvestment Program and Upcoming Events" on May 5, 2010, for details on enrolling in Superior's DRIP.
- Effective March 25, 2010, Superior amended certain financial covenant ratios related to its US Notes to make the covenants consistent with its existing syndicated credit facility. Under the revised financial covenants, Superior is permitted to have a Consolidated Secured Debt to compliance EBITDA of up to 3.0x and a Senior Adjusted Debt or Consolidated Debt to compliance EBITDA of up to 5.0x. For purposes of these compliance ratios, Senior Adjusted Debt and Consolidated Debt do not include Superior's convertible debentures.
- Four quarter trailing compliance EBITDA was $237.6 million resulting in a Consolidated Secured Debt to compliance EBITDA ratio of 1.8x and a Consolidated Debt (excluding convertible debentures) to compliance EBITDA ratio of 2.4x as at March 30, 2009. Compliance EBITDA includes the impact of acquisitions completed during 2009.

2010 Financial Outlook [(1)(2)]

(millions of dollars except per share amounts)	**2010 Outlook Current**	**2010 Outlook Prior**	**2011 Outlook**
EBITDA from operations:			
Energy Services	**125-135**	**140-150**	**145-155**
Specialty Chemicals	**92-102**	**105-115**	**100-110**
Construction Products Distribution	**35-45**	**40-50**	**40-50**
Adjusted operating cash flow per share	**$1.75-$1.90**	**$1.95-$2.15**	**$2.00-$2.20**

(1) The assumptions, definitions, risk factors and explanation of the changes to the 2010 and 2011 Financial Outlook are discussed in Superior's 2010 First Quarter Management's Discussion and Analysis.

2010 First Quarter Results
Superior's 2010 First Quarter Management's Discussion and Analysis is attached and is also available on Superior's website at: www.superiorplus.com under the investor information section.

Conference Call
Superior will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2010 First Quarter Results at 3:30 p.m. MST on Wednesday, May 5, 2010. To participate in the call, dial: 1-888-231-8191. A recording of the call will be available for replay until midnight, June 4, 2010. To access the recording, dial: 1-800-642-1687 and enter pass code: 67432510. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com.

Forward Looking Information
Certain information included herein is forward-looking, within the meaning of applicable Canadian securities laws. Forward looking information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this press release, including the attached 2010 First Quarter Management's Discussion and Analysis, includes but is not limited to, consolidated and business segment outlooks, expected EBITDA from operations, expected adjusted operating cash flow, expected adjusted operating cash flow per share, future capital expenditures, business strategy and objectives, dividend strategy, future cash flows, anticipated taxes, expected results from acquisitions, expected life of facilities and statements regarding the future financial position of Superior and Superior Plus LP. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include, the historic performance of Superior's businesses, current business and economic trends, availability and utilization of tax basis, foreign currency, exchange and interest rates, trading data, cost estimates and the other assumptions set forth under the "Outlook" sections contained in the attached 2010 First Quarter Management's Discussion and Analysis. Readers are cautioned that the preceding list of assumptions is not exhaustive.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein and in the attached 2010 First Quarter Management's Discussion and Analysis. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks referred to under the section entitled "Risk Factors to Superior", in the attached 2010 First Quarter Management's Discussion and Analysis, the risks associated with the availability and amount of the tax basis and the risks identified in Superior's 2009 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

For more information about Superior, visit our website at **www.superiorplus.com** *or contact:*

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Jay Bachman Vice-President, Investor Relations and Planning
E-mail: jbachman@superiorplus.com
Phone: (403) 218-2957 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Management's Discussion and Analysis of 2010 First Quarter Results
May 5, 2010

Overview of Superior

Superior is a diversified business corporation. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior owns 100% of the shares of Superior General Partner Inc. The cash flow of Superior is solely dependent on the results of Superior LP and is derived from the allocation of Superior LP's income to Superior by means of partnership allocations. Superior, through its ownership of Superior LP has three operating segments: the Energy Services segment which includes a Canadian propane distribution business, a U.S. refined fuels distribution business, a fixed-price energy services business and a supply portfolio management business; the Specialty Chemicals segment; and the Construction Products Distribution segment.

First Quarter Results

Summary of Adjusted Operating Cash Flow

	Three months ended March 31,	
(millions of dollars except per share amounts)	**2010**	2009
EBITDA from operations: [1]		
Energy Services	**50.8**	46.4
Specialty Chemicals	**21.1**	32.1
Construction Products Distribution	**4.2**	1.5
	76.1	80.0
Interest	**(16.8)**	(10.3)
Cash income tax recovery (expense)	**(0.4)**	(5.0)
Corporate costs	**(4.2)**	(3.4)
Adjusted operating cash flow[1]	**54.7**	61.3
Adjusted operating cash flow per share[1], basic [2] and diluted [3]	**$0.53**	$0.69

[1] EBITDA, EBITDA from operations and adjusted operating cash flow are not GAAP measures. See "Non-GAAP Financial Measures"

[2] The weighted average number of shares outstanding for the three months ended March 31, 2010, is 103.3 million (2009 – 88.4 million)

[3] For the three months ended March 31, 2010 and 2009, there were no dilutive instruments.

Adjusted Operating Cash Flow Reconciled to Cash Flow from Operating Activities [1]

	Three months ended March 31,	
(millions of dollars)	**2010**	2009
Cash flows from operating activities	**95.0**	83.4
Add: Customer contract related costs capitalized	**0.6**	0.9
Less: Decrease in non-cash working capital	**(39.3)**	(18.6)
Reclassification of unrealized losses related to Superior's supply portfolio management business	-	(2.7)
Amortization of customer contract related costs	**(1.6)**	(1.7)
Adjusted operating cash flow	**54.7**	61.3

[1] See the unaudited Interim Consolidated Financial Statements for cash flows from operating activities, customer contract related costs and changes in non-cash working capital.

First quarter adjusted operating cash flow was $54.7 million, a decrease of $6.6 million or 11% compared to the prior year quarter. The decrease in adjusted operating cash flow was due to reduced EBITDA from operations at Specialty Chemicals and higher interest costs, offset in part by increased EBITDA from operations at Energy Services and Construction Products Distribution primarily due to acquisitions and lower cash income taxes. Adjusted operating cash flow per share was $0.53 per share in the first quarter, a decrease of 23% from $0.69 per share in the prior year quarter

due to the decrease in operating cash flow noted above. Also contributing to the decrease was a higher weighted average number of shares outstanding as compared to the prior year quarter due to the issuance of common shares to partially finance the acquisition of Specialty Products and Insulation Co. (SPI) on September 24, 2009, the acquisition of certain assets that comprise a U.S. heating oil and propane distribution business from Sunoco Inc. (Sunoco U.S. refined fuels assets) on September 30, 2009, the acquisition of certain assets that comprise a retail heating oil, propane and motor fuels distribution business from Griffith Energy Services Inc. (Griffith CH U.S. refined fuels assets) on December 11, 2009 (the Sunoco U.S. refined fuels assets and the Griffith CH U.S. refined fuels assets, collectively referred to as the "U.S. refined fuels asset") and the acquisition of Griffith Holdings Inc. (Griffith) on January 20, 2010. A comprehensive review of EBITDA from operations for all of Superior's businesses is contained in this management's discussion and analysis.

Net earnings for the first quarter were $9.2 million, compared to a net loss of $5.5 million in the prior year quarter. Net earnings were impacted by $28.2 million in unrealized losses on financial instruments in the current quarter, compared to unrealized losses of $72.9 million in the prior year quarter. The change in the unrealized gains and losses on financial instruments was due principally to lower losses in the current quarter on Superior's natural gas financial derivatives compared to the prior year as a result of fluctuations in the spot and forward price for natural gas. Revenues of $964.6 million were $361.1 million higher than the prior year quarter due principally to higher Energy Services revenue from the acquisition of U.S. refined fuels assets and Griffith along with higher Construction Products Distribution revenue due to the acquisition of SPI, offset in part by reduced Specialty Chemicals' revenue. Gross profit of $218.6 million was $30.3 million higher than the prior year quarter due principally to contributions of the acquisitions completed in 2009 and 2010, offset in part by reduced sales volumes at Energy Services, and lower Specialty Chemicals gross margin. Total income tax for the first quarter was a recovery of $9.2 million compared to an income tax recovery of $16.8 million in the prior year quarter. Income taxes in the first quarter were impacted by the commissioning of the Port Edwards expansion in the fourth quarter of 2009, and the change in unrealized losses on financial instruments in the first quarter as discussed above.

Energy Services

Energy Services' condensed operating results for the three months ended March 31, 2010 and 2009 are provided in the following table.

	Three months ended March 31,	
(millions of dollars except per litre amounts)	**2010**	2009
Revenue[1] [2]	**688.5**	379.8
Cost of sales[1]	**(549.7)**	(272.1)
Gross profit	**138.8**	107.7
Less: Cash operating and administration costs	**(88.0)**	(61.3)
EBITDA from operations	**50.8**	46.4

(1) In order to better reflect the results of its operations, Superior has reclassified certain amounts for purposes of this management's discussion analysis to present its results as if it had accounted for various transactions as accounting hedges. See Reconciliation of Divisional Segmented Revenue and Cost of Sales to EBITDA for detailed amounts.

(2) For the three months ended March 31, 2009, for purposes of this management discussion and analysis, Superior has classified $2.7 million of unrealized losses on forward propane purchase contracts as a component of revenue, related to Energy Services supply portfolio management business.

Revenues for the first quarter of 2010 were $688.5 million, an increase of $308.7 million from revenues of $379.8 million in 2009. The increase in revenues was due to the contribution from the acquisition of the Sunoco U.S. refined fuels assets on September 30, 2009 and acquisition of the Griffith CH U.S. refined fuels assets on December 11, 2009 (the Sunoco U.S. refined fuels assets and the Griffith CH U.S. refined fuels assets, collectively referred to as the "U.S. refined fuels assets"), and the acquisition of Griffith Holdings Inc. (Griffith) on January 20, 2010, offset in part by lower Canadian propane sales volumes. Total gross profit for the first quarter of 2010 was $138.8 million, an increase of $31.1 million or 29% over the prior year quarter. The increase in gross profit was due to the contribution from the acquisition of U.S. refined fuels assets and Griffith and increased fixed-price energy services gross profit offset in part by lower Canadian propane distribution and supply portfolio management gross profit. A summary and detailed review of gross profit by segment is provided below.

Gross Profit Detail

(millions of dollars)	Three months ended March 31, **2010**	2009
Canadian propane distribution	**65.8**	79.6
U.S. refined fuels	**50.5**	-
Other services	**9.8**	5.7
Supply portfolio management	**5.3**	15.4
Fixed-price energy services	**7.4**	7.0
Total gross profit	**138.8**	107.7

Canadian propane distribution gross profit for the first quarter was $65.8 million, a decrease of $13.8 million or 17% from the prior year quarter, due principally to a 51 million litre or 12% reduction in sales volumes and lower average sales margins. Residential and commercial volumes decreased by 32.0 million litres or 18% and were negatively impacted by warmer weather, and by a weaker overall economic environment throughout most of Canada. Average weather across Canada as measured by degree days, for the first quarter was 16% warmer than the prior year and 11% warmer than the five-year average, negatively impacting heating related volumes. Ongoing marketing efforts have been successful in acquiring new customers, partially offsetting the impact of reduced volumes due to the warmer weather and weaker economic environment. Industrial volumes decreased by 14 million litres or 7%, due principally to the impact of a weaker economic environment as noted above. Automotive propane volumes declined by 1 million litres or 5%, which was below the historical decline trend in this end-use market due to a favourable pricing differential between propane and retail gasoline.

Canadian Propane Distribution Sales Volumes

Volumes by End-Use Application [(1)]

(millions of litres)	Three months ended March 31, **2010**	2009
Residential	**51**	63
Commercial	**94**	114
Agricultural	**19**	23
Industrial	**198**	212
Automotive	**18**	19
	380	431

Volumes by Region [(2)]

	Three months ended March 31, **2010**	2009
Western Canada	**211**	245
Eastern Canada	**139**	154
Atlantic Canada	**30**	32
	380	431

[(1)] **Volume**: Volume of propane sold (millions of litres).

[(2)] **Regions**: Western Canada region consists of British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Ontario, Yukon and Northwest Territories; Eastern Canada region consists of Ontario (except for Northwest Ontario) and Quebec; and Atlantic Canada consists of New Brunswick, Newfoundland & Labrador, Nova Scotia and Prince Edward Island.

Average Canadian propane distribution sales margin for the quarter was 17.3 cents per litre, a decrease of 1.2 cents per litre or 6% as compared to the prior year quarter. Average margins compared to the prior year quarter were negatively impacted by reduced sales volume of higher margin heating related volumes due to the warm weather, competitive market pressures and reduced delivery related gross profits.

U.S. refined fuels gross profit for 2010 was $50.5 million and represents the contribution from the previously announced acquisitions of the U.S. refined fuels assets and Griffith. The gross profit was generated by the sale of heating oil, propane and other refined fuels throughout the northeast United States. Volume contribution from the U.S. refined fuels business was 469 million litres and average U.S. refined fuels sales margin was 10.8 cents per litre. U.S. refined fuels also offers a broad range of services including heating, ventilation and air conditioning repair, and other related services which contributed $4.8 million in gross profits included within the other services segment.

U.S. Refined Fuels Sales Volumes

***Volumes by End-Use Application* [1]**

	Three months ended March 31,	
(millions of litres)	**2010**	2009
Residential	**170**	-
Commercial	**281**	-
Automotive	**18**	-
	469	-

***Volumes by Region* [2]**

	Three months ended March 31,	
	2010	2009
Northeast United States	**469**	-
		-
		-
	469	-

[1] **Volume**: Volume of heating oil, propane, diesel and gasoline sold (millions of litres).

[2] **Regions**: Northeast United States region consists of Pennsylvania, Connecticut, New York, and Rhode Island.

Other services gross profit was $9.8 million in the first quarter, an increase of $4.1 million over the prior year quarter due primarily to the contribution from the acquisitions completed by the U.S. refined fuels business. Excluding the contribution from the U.S. refined fuels business, other services gross profit decreased by $0.7 million due to lower rental and service and installation gross profit as a result of the weaker overall economic environment.

Supply portfolio management related gross profits were $5.3 million in the first quarter, a decrease of $10.1 million compared to the prior year quarter. The decline in gross profits is due to reduced demand, warm weather and strong supply in the first quarter as compared to tight supply, favorable market conditions and price volatility in the prior year quarter.

Fixed-Price Energy Services Gross Profit

	Three months ended March 31, 2010			Three months ended March 31, 2009		
(millions of dollars except volume and per unit amounts)	**Gross Profit**	**Volume**	**Per Unit**	Gross Profit	Volume	Per Unit
Natural Gas [1]	**6.62**	**7.4 GJ**	**89.5 ¢/GJ**	6.78	8.1 GJ	83.7 ¢/GJ
Electricity [2]	**0.87**	**73.8 KWh**	**1.18 ¢/KWh**	0.22	30.9KWh	0.71 ¢/KWh
Total	**7.49**			7.00		

[1] Natural gas volumes and per unit amounts are expressed in millions of gigajoules (GJ).
[2] Electricity volumes and per unit amounts are expressed in millions of kilowatt hours (KWh).

Fixed-price energy services gross profit was $7.5 million in the first quarter, an increase of $0.5 million compared to the prior year quarter. Gross profit from natural gas was $6.6 million in the first quarter, a decrease of $0.2 million or 2% compared to the prior year quarter, as natural gas volumes sold decreased by 9%, offset in part by higher gross profit per gigajoule (GJ). Natural gas sales volumes decreased due to lower residential volumes as a result of reduced residential customer aggregation as fixed-price energy services continues to focus marketing efforts on commercial customers in the Ontario market. Natural gas gross profit per cents per millions of gigajoules (GJ) was modestly higher than the prior year quarter. Electricity gross profit in the first quarter of 2010 was $0.9 million, $0.7 million higher than the prior year quarter due to the aggregation of additional commercial customers over the past twelve months.

Cash operating and administrative costs of $88.0 million increased by $26.7 million or 44% from the prior year quarter. The increase in expenses was due primarily to the contribution from the acquisition of the U.S. refined fuels assets and Griffith, offset in part by lower wages and benefits related to expense management initiatives in response to fluctuations in volumes.

Acquisition of Griffith Holdings Inc.

On January 20, 2010, Superior completed its acquisition of the shares of Griffith Holdings, Inc. (Griffith) for consideration of approximately $147.3 million (US$140.6 million), inclusive of working capital adjustments and transaction costs. Griffith is a retail and wholesale distributor of retail propane, heating oil and motor fuels in upstate New York.

Outlook

Energy Services' expects EBITDA from operations for 2010 to be between $125 million and $135 million, increasing in 2011 to between $145 million and $155 million. Energy Services' previous 2010 outlook as provided in the fourth quarter 2009 Financial Discussion was $140 million and $150 million. Prior to this outlook, Superior had not disclosed its expectations for 2011. The reduction in Energy Services' 2010 Outlook reflects record warm weather across Canada during the first quarter and the impact of the continued slow economic recovery. Significant assumptions underlying its current outlook are:

- Average temperatures across Canada are expected to return to the most recent five-year average for 2010 and 2011. Average temperatures in the northeast United States are expected to be consistent with the most recent five-year average for 2010 and 2011;
- Total propane and U.S. refined fuels related sales volumes compared to 2009 are anticipated to decrease due to the continued slow economic recovery and begin to grow in 2011 as market conditions improve;
- Wholesale propane, and U.S. refined fuels related prices will not significantly impact demand for propane, refined fuels and related services;
- Supply portfolio management gross profit will be lower than 2009 as reduced volatility in the wholesale cost of propane will result in fewer trading opportunities. Supply portfolio management gross profit are expected to return to historic levels beginning in 2011;
- Fixed price energy services will be able to access sales channel agents on acceptable contract terms and expects gross profit to increase modestly in 2010 and 2011; and
- The commercial electricity market in Ontario and the retail electricity market in the northeastern U.S. are expected to provide additional growth opportunities for fixed-price energy services.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of significant business risks affecting Energy Services' businesses.

Specialty Chemicals

Specialty Chemicals' condensed operating results for the three months ended March 31, 2010 and 2009 are provided in the following table.

(millions of dollars except per metric tonne (MT) amounts)	**Three months ended March 31,**			
	2010		2009	
		$ per MT		$ per MT
Chemical Revenue[1][2]	**110.0**	**647**	120.2	775
Chemical Cost of Sales [1][2]	**(59.0)**	**(347)**	(57.5)	(370)
Chemical Gross Profit	**51.0**	**300**	62.7	405
Less: Cash operating and administrative costs[1]	**(29.9)**	**(176)**	(30.6)	(198)
EBITDA from operations	**21.1**	**124**	32.1	207
Chemical volumes sold (thousands of MTs)	**170**		155	

(1) In order to better reflect the results of its operations, Superior has reclassified certain amounts for purposes of this management's discussion analysis related to financial instruments, non-cash amortization and foreign currency translation losses/gains related to US-denominated working capital. See Reconciliation of Divisional Segmented Revenue and Cost of Sales to EBITDA for detailed amounts.

(2) Certain reclassifications of prior period amounts have been made to conform to current year presentation. Specifically, $1.8 million has been reclassified to chemical revenue from technology revenue to provide comparative presentation of Specialty Chemicals revenue. Also $0.4 million has been reclassified to chemical cost of sales from technology cost of sales to provide comparative presentation of Specialty Chemicals cost of sales.

Chemical revenue for the first quarter of $110.0 million was $10.2 million or 8% lower than the prior year quarter as a result of reduced average selling prices of chloralkali/potassium products offset in part by increased sodium chlorate sales volumes. First quarter gross profit of $51.0 million was $10.3 million lower than the prior year quarter due principally to reduced chloralkali/ potassium gross profits which more than offset increased sodium chlorate gross profits. Chloralkali/potassium gross profits were lower than the prior year quarter as a decrease in average aggregate selling prices more than offset a 3,000 tonne or 6% increase in sales volumes. Sales prices for potassium based products for the first quarter of 2010 decreased as compared to the prior year quarter which experienced historically high pricing levels in response to increases in the cost of potash, the primary input cost in the production of potassium products. Sales volumes of chloralkali/potassium products in the first quarter increased primarily due to higher production levels

associated with the Port Edwards expansion completed in the fourth quarter of 2009. Sodium chlorate gross profits increased as compared to the prior year quarter due to a 13% increase in sales volumes offset in part by a decrease in average selling prices due to the appreciation of the Canadian dollar relative to the US dollar on US-denominated sales. Sodium chlorate sales volumes increased by 12,000 tonnes or 13% compared to the prior year quarter due principally to increased sales volumes in North America as a result of increased market demand for pulp. The increase in North American sodium chlorate sales volume more than offset the production losses at Specialty Chemicals' Chilean facility which was shut down during the month of March due to an earthquake on February 27, 2010. The Chilean facility has been repaired and production was restarted in early April. Sodium chlorate average selling prices were 3% lower than the prior year quarter due to the appreciation of the Canadian dollar relative to the US dollar on US-denominated sales. Technology gross profit was $0.4 million higher than the prior year quarter due to an increased project activity.

Cash operating and administrative costs of $29.9 million were $0.7 million or 2% lower than the prior year quarter due to reduced bad debt provisions and the impact of the appreciation of the Canadian dollar on US-denominated expenses offset in part by repair costs associated with Specialty Chemicals' Chilean facility.

Outlook

Superior expects 2010 EBITDA from operations from its Specialty Chemicals business to be between $92 million and $102 million, increasing in 2011 to between $100 million and $110 million. Specialty Chemicals' previous outlook as provided in the fourth quarter 2009 Financial Discussion was $105 million and $115 million. Prior to this outlook, Superior had not disclosed its expectations for 2011. The reduction in Specialty Chemicals' 2010 outlook reflects lower chloralkali pricing during the first quarter and the impact of the continued slow economic recovery. Significant assumptions underlying the current outlook are:

- Supply and demand fundamentals for sodium chlorate will be stronger than in 2009, resulting in increased sales volumes during 2010 and 2011. Pricing is expected to increase modestly from current levels into 2011;
- Chloralkali/potassium revenues will be lower than 2009 as the increase in production from the expansion of the Port Edwards project in late 2009 is more than offset by weak chloralkali pricing and the continued slow economic recovery. Chloralkali pricing and sales volumes are expected to strengthen in 2011 as market conditions continue to improve; and
- Average plant utilization will approximate 85% to 90% in 2010 and exceed 90% in 2011 reflecting improved utilization of the additional Port Edwards' capacity.

In addition to the significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of the significant business risks affecting Superior's Specialty Chemicals' segment.

Construction Products Distribution

Construction Products Distribution's condensed operating results for the three months ended March 31, 2010 and 2009 are provided in the following table.

	Three months ended March 31,	
(millions of dollars)	**2010**	2009
Distribution and direct sales revenue[1]	**167.0**	94.1
Distribution and direct sales cost of sales	**(127.9)**	(69.7)
Distribution and direct sales gross profit	**39.1**	24.4
Less: Cash operating and administrative costs	**(34.9)**	(22.9)
EBITDA from operations	**4.2**	1.5

(1) In order to better reflect the results of its operations, Superior has reclassified certain amounts for purposes of this management's discussion analysis to present its results as if it had accounted for various transactions as accounting hedges. See Reconciliation of Divisional Segmented Revenue and Cost of Sales to EBITDA for detailed amounts.

Distribution and direct sales revenues of $167.0 million for the first quarter of 2010 was $72.9 million or 77% higher than the prior year quarter due primarily to the contribution from the acquisition of SPI offset in part by reduced sales volumes and lower selling prices. Distribution and direct sales gross profit of $39.1 million in the first quarter was $14.7 million or 60% higher than the prior year quarter, due principally to the contribution of the acquisition of SPI, offset in part by the impact of reduced sales volumes and lower percentage sales margins. Distribution drywall sales volumes, an

indicator of overall distribution sales volumes, decreased by 4% from the prior year quarter. The decrease in distribution sales volumes was largely due to the ongoing slowdown in new home residential housing starts and commercial building activity which negatively impacted volumes in most operating regions, particularly in the U.S., offset in part by improved sales volumes in Ontario. Sales volumes continue to be challenged by the general economic slowdown throughout North America. Percentage sales margins were lower than the prior year quarter as a result of competitive pressures and lower margin sales contribution from SPI. Cash operating and administrative costs of $34.9 million were $12.0 million or 52% higher than the prior year quarter due to the contribution of the acquisition of SPI and restructuring costs, offset in part by the impact of cost reduction programs and lower warehouse wages and fleet costs due to reduced sales volumes.

Outlook

Superior expects Construction Products Distribution's EBITDA from operations for 2010 to be between $35 million and $45 million, increasing in 2011 to between $40 million and $50 million. Construction Products Distribution's previous outlook as provided in the fourth quarter 2009 Financial Discussion was $40 million to $50 million. Prior to this outlook, Superior had not disclosed its expectations for 2011. The reduction in Construction Products Distribution's 2010 outlook reflects the continued weak commercial market and slow recovery in residential markets. Significant assumptions underlying its current outlook are:

- Sales volumes compared to 2009 are expected to modestly improve during the later half of 2010 and into 2011 as suggested by positive leading indicators in new home residential activity in both Canada and the United States; and
- Sales volumes for industrial insulation products in 2010 will be consistent with the prior year while commercial volumes in 2010 will be lower due to reduced commercial economic activity compared to the prior year. Sales volumes for both industrial insulation and commercial products are expected to increase in 2011 as these markets recover.

In addition to the Construction Products Distribution segment's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of the significant business risks affecting Superior's Construction Products Distribution segment.

Consolidated Capital Expenditure Summary

	Three months ended March 31,	
(millions of dollars)	**2010**	2009
Efficiency, process improvement and growth related	**5.6**	7.8
Other capital	**0.7**	1.5
Port Edwards conversion project	–	26.6
	6.3	35.9
Acquisition of Griffith	**147.3**	–
Other acquisitions	**0.4**	–
Earn-out payment on prior acquisition	–	0.6
Proceeds on disposition of capital	**(0.5)**	(1.8)
Total net capital expenditures	**153.5**	34.7

Efficiency, process improvement and growth related expenditures were $5.6 million in the first quarter compared to $7.8 million in the prior year quarter. Efficiency, process improvement and growth related expenditures were incurred in relation to Specialty Chemicals' various efficiency projects and Energy Services' system upgrades. Other capital expenditures were $0.7 million in the first quarter compared to $1.5 million in the prior year quarter, consisting primarily of required maintenance and general capital at Energy Services and Specialty Chemicals. During the quarter, as previously discussed, Superior completed the acquisition of Griffith for $147.3 million. Proceeds on the disposal of capital were $0.5 million in the first quarter and consisted of Superior's disposition of surplus tanks and cylinders.

Corporate and Interest Costs

Corporate costs for the first quarter were $4.2 million, compared to $3.4 million in the prior year quarter. Corporate costs were impacted by higher professional and consulting related costs offset in part by lower foreign currency translation losses on the revaluation of US dollar cash transactions and US dollar-denominated interest payable.

Interest expense on revolving term bank credits and term loans for the first quarter was $11.5 million, an increase of $5.0 million from the prior year quarter. The increase in interest costs was primarily due to the impact of higher average debt levels associated with the acquisition of Griffith and other acquisitions completed in 2009, modestly higher interest rates and the higher interest costs associated with the issuance of 8.25% senior unsecured debentures on October 27, 2009. The increase in interest costs was partially offset by depreciation of the US dollar relative to the Canadian dollar on US-denominated interest. See "Liquidity and Capital Resources" discussion for further details on the change in average debt levels.

Interest on Superior's convertible unsecured subordinated debentures ("Debentures" which includes all series of convertible unsecured subordinated debentures) was $5.3 million for the first quarter of 2010, $1.5 million higher than the prior year quarter of $3.8 million. The increase in debenture interest is primarily due to the issuance of $69.0 million, 7.50% convertible debentures on August 28, 2009, issued in part to partially finance the acquisition of SPI and the U.S. refined fuels assets. The issuance of $172.5 million, 5.75% convertible debentures on March 25, 2010 also contributed to higher debenture interest costs.

Taxation

Total income tax recovery for the first quarter was $9.2 million, and consists of $0.4 million in cash income tax expenses and $9.6 million in future income tax recoveries, compared to a total income tax recovery of $16.8 million in the prior year quarter, which consisted of $5.0 million in cash income taxes and a $21.8 million future income tax recovery.

Cash income and withholding taxes for the first quarter were $0.4 million and consisted of a cash tax expense in the US of $0.5 million and a Canadian capital tax recovery of $0.1 million (2009 Q1 - $4.7 million of US cash taxes expense and capital taxes and withholding taxes of $0.3 million). The decrease in US cash income taxes was primarily due to the tax amortization resulting from the commissioning of the Port Edwards conversion in the fourth quarter of 2009. Future income tax recovery for the first quarter of 2010 was $9.6 million (2009 Q1 - $21.8 million future income tax recovery), resulting in a corresponding net future income tax asset of $278.9 million and a net deferred credit of $257.3 million as at March 31, 2010. Future income taxes were impacted by the unrealized losses on financial instruments.

Consolidated Outlook

Superior expects adjusted cash flow from operations for 2010 to be between $1.75 and $1.90 per share and for 2011 to be between $2.00 and $2.20 per share. Superior's previous outlook for 2010 as provided in the 2009 fourth quarter Financial Discussion was between $1.95 and $2.15 per share. Prior to this outlook, Superior had not disclosed its expectations for 2011. Superior's consolidated adjusted operating cash flow outlook is dependent on the operating results of its three operating segments. See the discussion of operating results by segment for additional details on Superior's 2010 guidance. In addition to the operating results of Superior's three operating segments, significant assumptions underlying Superior's current 2010 and 2011 outlook are:

- The slow economic recovery in Canada and the United States is expected to continue in 2010 and 2011;
- Superior continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and US dollar is expected to average par in 2010 and 2011 on all unhedged foreign currency transactions;
- Financial and physical counterparties continue to fulfill their obligations to Superior;
- Regulatory authorities do not impose any new regulations impacting Superior;
- Superior's average interest rate on floating-rate is expected to increase modestly throughout 2010 and 2011;
- The per share outlooks for 2010 and 2011 include the impact of Superior's dividend reinvestment program (DRIP) which was restarted effective the payment of the May 2010 dividend; and
- US based cash taxes for 2010 are expected to be minimal in 2010 as a result of the tax basis associated with the completion of the Port Edwards conversion and begin to increase in 2011 due to improved U.S. based results and lower tax basis.

In addition to Superior's significant assumptions detailed above, refer to the section "Risk Factors to Superior" for a detailed review of Superior's significant business risks.

Liquidity and Capital Resources

Superior's revolving term bank credit (Credit Facility) and term loans before deferred financing fees, including $109.4 million related to Superior's accounts receivable securitization program totaled $579.3 million as at March 31, 2010, a decrease of $158.8 million from December 31, 2009. The decrease in revolving term bank credits and terms loans is predominately due the issuance of $172.5 million in convertible debentures, the issuance of equity during the first quarter, and the non-cash impact of the depreciation of the US dollar relative to the Canadian dollar on US-denominated debt (approximately $9 million), offset in part by the acquisition of Griffith. See "Summary of Cash Flows" for a complete summary of Superior's sources and uses of cash.

As at March 31, 2010, Debentures before deferred issue costs issued by Superior totaled $489.1 million, which is $172.4 million higher than the balance as at December 31, 2009. The increase in Debentures is due to the issuance of $172.5 million in 5.75% convertible unsecured subordinated debentures during the first quarter. The 5.75% debentures mature June 30, 2017. See Note 8 to the unaudited Interim Consolidated Financial Statements for additional details on Superior's Debentures.

As at March 31, 2010, approximately $417.2 million was available under the Credit Facility and accounts receivable securitization program, which Superior considers sufficient to meet its net working capital funding requirements and expected capital expenditures.

Consolidated net working capital was $138.9 million as at March 31, 2010, a decrease of $44.9 million from net working capital of $183.8 million as at December 31, 2009. The decrease in net working capital from the prior year is due to lower net working capital at Energy Services due to reduced sales volumes and a $17 million increase in Superior's accounts receivable securitization program offset in part by the working capital associated with the acquisition of Griffith. Lower net working capital levels at Construction Products Distribution are due primarily to the impact of reduced sales activity and inventory management initiatives. Corporate related working capital was impacted by reduced cash on hand and accruals associated with the acquisition of Griffith. Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program.

On January 27, 2010, Superior and its subsidiaries, Superior LP and Superior Plus U.S. Holdings Inc., completed an expansion of the Credit Facility from $570 million to $600 million. In addition, certain debt definitions used in the calculation of Superior's financial covenant ratios in the Credit Facility have been amended, together with corresponding amendments to the related financial covenant ratios. The previous consolidated senior debt coverage ratio requirement has been replaced with a Consolidated Secured Debt (as defined in the Credit Facility) coverage ratio requirement. The new definition of Consolidated Secured Debt under the Credit Facility excludes the $150 million of senior unsecured debentures of Superior Plus LP issued on October 27, 2009, which are still included in the calculation of Consolidated Debt for the purposes of the Consolidated Debt coverage ratio requirement. As a result of the new definition of Consolidated Secured Debt, Superior must maintain a Consolidated Secured Debt to compliance EBITDA ratio of not more than 3.0 to 1.0 compared to the previous senior debt to compliance EBITDA ratio which was 3.5 to 1.0. Superior's Consolidated Debt, excluding convertible unsecured subordinated debentures, to compliance EBITDA coverage ratio requirement for compliance purposes is unchanged at not more than 5.0 to 1.0. Effective March 25, 2010, Superior and Superior LP, amended certain financial covenant ratios in its US Note Purchase Agreement dated October 29, 2003 (Note Agreement) to make them consistent with the financial covenant ratios under its existing Credit Facility as noted above.

At March 31, 2010, the Consolidated Secured Debt to compliance EBITDA ratio when calculated in accordance with Superior's Credit Facility and Note Agreement was 1.8 times to 1.0 (December 31, 2009 – 2.2 times) and the Consolidated Debt to compliance EBITDA ratio when calculated in accordance with Superior's Credit Facility and Note Agreement was 2.4 times to 1.0 (December 31, 2009 – 2.8 times). As noted above the Consolidated Debt to compliance EBITDA for purposes of Superior's covenants does not include the Debentures. These ratios are within the requirements contained in Superior's debt covenants, which restrict its ability to pay dividends. In accordance with Superior's Credit Facility and Note Agreement, Superior must maintain a Consolidated Debt to compliance EBITDA ratio of not more than 5.0 to 1.0, excluding convertible unsecured subordinated debentures. In addition, Superior must maintain a Consolidated Secured Debt to compliance EBITDA ratio of not more than 3.0 to 1.0 and not more than 3.5 to 1.0 as a

result of acquisitions. Distributions (including payments to Debenture holders) cannot exceed compliance EBITDA, less cash income taxes and certain capital expenditures, plus $25.0 million on a trailing twelve month rolling basis.

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivable on a 30-day revolving basis to an entity sponsored by a Canadian chartered bank to finance a portion of its working capital requirements, which represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at March 31, 2010, proceeds of $109.4 million (December 31, 2009 – $92.7 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the unaudited Interim Consolidated Financial Statements). Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum secured credit rating of BB and meet certain collection performance standards. Superior is currently fully compliant with program requirements. Effective April 30, 2009, Superior extended the maturity of its accounts receivable securitization program until June 29, 2010.

On January 20, 2010, DBRS confirmed Superior LP's senior secured notes and senior unsecured debenture ratings at BBB(low) and BB(high), respectively, both with stable trends. On January 21, 2010, Standard and Poor's confirmed Superior LP's senior secured long-term debt credit rating at BBB-, senior unsecured debentures of BB- and a corporate credit rating of BB+ with a negative outlook.

At March 31, 2010, Superior had an estimated defined benefit pension solvency deficiency of approximately $24 million and going concern solvency deficiency of approximately $17 million. Funding requirements required by applicable pension legislation are based upon going concern and solvency actuarial assumptions. These assumptions differ from the going concern actuarial assumptions used in Superior's financial statements. Superior has sufficient liquidity through existing revolving term bank credits and anticipated future operating cash flow to fund this deficiency over the prescribed funding period.

In the normal course of business, Superior is subject to lawsuits and claims. Superior believes the resolution of these matters will not have a material adverse effect, individually or in the aggregate, on Superior's liquidity, consolidated financial position or results of operations. Superior records costs as they are incurred or when they become determinable.

Shareholders' Capital

The weighted average number of shares outstanding during the first quarter was 103.3 million shares, an increase of 14.9 million shares compared to the prior year quarter due to the issuance of 16,541,389 common shares over the past twelve months. The following table provides a detailed breakdown of the common shares issued over the last twelve months:

	Closing Date	Issuance Price per Share	Issued Number of Common Shares (Millions)
As at March 31, 2009			**88.4**
Issuance of common shares to partially finance the acquisition of Sunoco U.S. refined fuels assets	September 23, 2009	$11.35	4.0
Private placement of common shares to partially finance the Acquisition of SPI	September 24, 2009	$11.63	2.8
Issuance of common shares upon closing of the over-allotment option associated with the September 23, 2009 offering	October 8, 2009	$11.35	0.6
Issuance of common shares to partially finance the acquisition of Griffith CH U.S. refined fuels assets	November 26, 2009	$12.00	4.1
Issuance of common shares to partially finance the acquisition of Griffith Holdings Inc.	February 10, 2010	$13.85	5.0
As at March 31, 2010			**104.9**

As at May 5, 2010, March 31, 2010, and December 31, 2009, the following shares and securities convertible into shares were outstanding:

(millions)	May 5, 2010 Convertible Securities	Shares	March 31, 2010 Convertible Securities	Shares	December 31, 2009 Convertible Securities	Shares
Common shares outstanding		104.9		**104.9**		99.9
5.75% Debentures (convertible at $36.00 per share)	$174.9	4.9	**$174.9**	**4.9**	$174.9	4.9
5.85% Debentures (convertible at $31.25 per share)	$75.0	2.4	**$75.0**	**2.4**	$75.0	2.4
7.50% Debentures (convertible at $13.10 per share)	$69.0	5.3	**$69.0**	**5.3**	$69.0	5.3
5.75% Debentures (convertible at $19.00 per share)	$172.5	9.1	**$172.5**	**9.1**	-	-
Shares outstanding, and issuable upon conversion of debentures		126.6		**126.6**		112.5

Dividends Paid to Shareholders

Superior's dividends to its shareholders are dependent on its cash flow from operating activities with consideration for changes in working capital requirements, investing activities and financing activities of Superior. See "Summary of Adjusted Operating Cash Flow" on page 6 and "Summary of Cash Flows" on page 16 for additional details on the sources and uses of Superior's cash flow.

Dividends paid to shareholders for the quarter ended March 31, 2010 totaled $41.8 million or $0.405 per share, an increase of $6.0 million as compared to the first quarter of 2009 due to the issuance of common shares over the last twelve months. Superior's current monthly dividend is $0.135 per share ($1.62 on an annualized basis). Dividends to shareholders are declared at the discretion of Superior.

Superior's primary sources and uses of cash have been detailed in the table below:

Summary of Cash Flows [(1)]

(millions of dollars)	Three months ended March 31, **2010**	2009
Cash flows from operating activities	**95.0**	83.4
Investing activities:		
Purchase of property, plant and equipment [(2)]	**(6.3)**	(35.9)
Proceeds on disposal of property, plant and equipment	**0.5**	1.8
Acquisition of Griffith	**(147.3)**	–
Other acquisitions	**(0.4)**	–
Earn-out payment on prior acquisition	–	(0.6)
Cash flows used in investing activities	**(153.5)**	(34.7)
Financing activities:		
Dividends to shareholders	**(41.8)**	(35.8)
Revolving term bank credits and term loans	**(167.3)**	(59.1)
Issuance of 5.75% convertible debentures	**166.1**	–
Issuance of common shares	**66.5**	–
Net proceeds of accounts receivable securitization program	**16.7**	25.0
Other	**5.9**	15.5
Cash flows from (used in) financing activities	**46.1**	(54.4)
Net increase (decrease) in cash	**(12.4)**	(5.7)
Cash beginning of period	**24.3**	16.1
Cash end of period	**11.9**	10.4

[(1)] See the unaudited Consolidated Statements of Cash Flows for additional details.
[(2)] See "Consolidated Capital Expenditure Summary" for additional details.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, Energy Services entered into natural gas financial swaps primarily with Macquarie Cook Energy Canada Ltd. (formerly, Constellation Energy Commodities Group Inc.) for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, Energy Services maintains its natural gas swap positions with seven additional counterparties. Energy Services monitors its fixed-price natural gas positions on a daily basis to evaluate compliance with established risk management policies. Superior maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

Energy Services entered into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. Energy Services monitors its fixed-price electricity positions on a daily basis to evaluate compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

Energy Services entered into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Energy Services monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Specialty Chemicals has entered into fixed-price electricity purchase agreements to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in markets where the price of electricity is not fixed. Substantially all of the fair value with respect to these agreements is with a single counterparty.

Superior, on behalf of its operating divisions, entered into foreign currency forward contracts with twelve counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. Energy Services contracts a portion of its fixed-price natural gas, propane and heating oil purchases and sales in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. Specialty Chemicals enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

As at March 31, 2010, Energy Services had hedged approximately 100% of its US dollar natural gas and propane purchase (sales) obligations for 2010 and had hedged approximately 55% and 87% of its estimated US dollar exposure for the remainder of 2010 and 2011. Specialty Chemicals had hedged approximately 100% and 85% of its estimated US dollar exposure for the remainder of 2010 and 2011. Construction Products Distribution had hedged approximately 100% and 73% of its estimated US dollar exposure for the remainder of 2010 and 2011. The estimated sensitivity on adjusted operating cash flow for Superior, including divisional US exposures and the impact on US-denominated debt with respect to a $0.01 change in the Canadian to United States exchange rate for 2010 is $nil million and 2011 is $0.2 million, respectively after giving effect to United States forward contracts for 2010 and 2011, as shown in the table below. Superior's sensitivities and guidance are based on an anticipated Canadian to USD foreign currency exchange rate for 2010 and 2011 of par.

(US$ millions)	2010	2011	2012	2013	2014	2015 and Thereafter	Total
Energy Services – US$ forward purchases [1]	(47.7)	(5.4)	–	–	–	–	(53.1)
Energy Services – US$ forward sales	10.8	44.6	44.0	44.0	–	–	143.4
Construction Products Distribution – US$ forward sales	17.6	18.0	24.0	24.0	–	–	83.6
Specialty Chemicals – US$ forward sales	88.9	106.5	80.5	57.0	–	–	332.9
Net US $ forward sales	69.6	163.7	148.5	125.0	–	–	506.8
Energy Services– Average US$ forward purchase rate [1]	1.12	1.11	–	–	–	–	1.12
Energy Services – Average US$ forward rate	1.06	1.06	1.06	1.06	–	–	1.06
Construction Products Distribution – Average US$ forward sales rate	1.08	1.06	1.06	1.07	–	–	1.07
Specialty Chemicals – Average US$ forward sales rate	1.08	1.15	1.09	1.07	–	–	1.10
Net average external US$/Cdn$ exchange rate	1.09	1.11	1.08	1.06	–	–	1.09
Specialty Chemicals – Euro forward sales	4.0	0.3	–	–	–	–	4.3
Specialty Chemicals – Average Euro forward sales rate	1.58	1.58	–	–	–	–	1.58

(1) Energy services is now sourcing its fixed-price natural gas requirements in Canadian dollars, as such, it will no longer be required to use United States dollar forward contracts to fix its Canadian dollar exposure.

Superior has interest rate swaps with four counterparties to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Energy Services and Construction Products Distribution deal with a large number of small customers, thereby reducing this risk. Specialty Chemicals, due to the nature of its operations, sells its products to a relatively small number of customers. Specialty Chemicals mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. Energy Services has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide Energy Services with invoicing, collection and the assumption of bad debts risk for residential and small commercial customers. Energy Services actively monitors the credit worthiness of its direct bill industrial customers.

For additional details on Superior's financial instruments, including the amount and classification of gains and losses recorded in Superior's first quarter Consolidated Financial Statements, summary of fair values, notional balances, effective rates and terms, and significant assumptions used in the calculation of the fair value of Superior's financial instruments, see Note 10 to the unaudited Interim Consolidated Financial Statements.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

No changes have been made in Superior's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, Superior's internal controls over financial reporting in the quarter ended March 31, 2010.

The certifying officers have limited the scope of their certification in accordance with National Instrument 52-109 for the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures resulting from the acquisition of SPI on September 24, 2009 and the acquisition of a U.S. refined fuel assets on September 30, 2009 and December 11, 2009 and of Griffith on January 20, 2010. The businesses are described under Construction Products Distribution and Energy Services.

Superior's consolidated results include revenues and net income of $78.8 million and $1.4 million, respectively, related to the SPI business. Superior's consolidated balance sheet at March 31, 2010 includes $173.0 million in total assets and total liabilities of $48.1 million related to the SPI business.

Superior's consolidated results include revenues and net income of $318.4 million and $15.8 million, respectively, related to the U.S. refined fuel assets acquired on September 30, 2009, December 11, 2009, and Griffith on January 20, 2010. Superior's consolidated balance sheet at March 31, 2010 includes $435.3 million in total assets and total liabilities of $107.5 million related to the U.S. refined fuel assets and Griffith. The financial information for the U.S. refined fuel assets and Griffith has been combined to reflect the consistent management and operating control structures, the similarity in the risks in business operations and to be consistent with how the businesses are managed and disclosed to investors.

With respect to the acquisitions of SPI, the U.S. refined fuel assets and Griffith where the scope of the CEO and CFO's certification has been limited in accordance with National Instrument 52-109, Superior's management, under the supervision of the CEO and the CFO, has evaluated the overall risk, reviewed the results of operations with operating management, and confirmed that consistent controls have operated since Superior's acquisitions and continued to operate at year end. Management is confident in the reliability of financial reporting and the preparation of financial statements included in Superior's consolidated results. In 2010, Superior will certify that the internal controls over financial reporting and the disclosure controls and procedures are designed and effective under National Instrument 52-109.

Critical Accounting Policies and Estimates

Superior's unaudited Interim Consolidated Financial Statements have been prepared in accordance with GAAP. The significant accounting policies are described in the audited Consolidated Financial Statements, see Note 2 on pages 59 to 66 of the 2009 annual report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting estimates relate to the allowance for doubtful accounts, employee future benefits, future income tax assets and liabilities, the valuation of derivatives and non-financial derivatives and asset impairments and the assessment of potential asset retirement obligations.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of GAAP with International Financial Reporting Standards (IFRS) for publicly accountable enterprises, including Superior Plus Corp. The changeover date from GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

During 2008, Superior formed an IFRS project team to develop an IFRS transition plan. Superior's approach was to assess and coordinate ongoing training requirements in conjunction with the development of a comprehensive diagnostic/planning document throughout the first and second quarters of 2009. Superior's diagnostic plan was substantially completed in the fourth quarter of 2009 and includes the assessment of differences between GAAP and IFRS, options available under IFRS, potential system requirements as a result of the adoption of IFRS, and the impact on internal controls and other business activities. Superior continues to work on the development and execution of a detailed IFRS transition plan.

At this time, Superior is unable to reasonably estimate the impact that the adoption of IFRS may have on its future operating results or financial position. Superior's preliminary assessment of areas that may have a significant impact upon adoption of IFRS consist of, but may not be limited to:

- Property, plant and equipment may be impacted by the requirement to record and amortize on the basis of material components;
- Employee future benefit obligations will be impacted as IFRS does not allow the deferral of certain actuarial gains and losses which are currently deferred under GAAP;
- Asset impairments recorded in prior years, under certain circumstances, are eligible to be reversed under IFRS;
- The classification of a lease arrangement as either an operating lease or a finance/capital lease may differ under IFRS;
- The assessment and accounting treatment of off-balance sheet arrangements such as Superior's accounts receivable securitization program may differ under IFRS;
- The classification of financial statement items may differ under IFRS;

- The assessment and accounting treatment of some income tax related items may differ under IFRS;
- Financial statement disclosures under IFRS tend to be more comprehensive than those under GAAP; and
- The impact on various credit agreements, if any.

Superior will continue to assess the impact of IFRS throughout 2010, including the impact on its consolidated financial statements, financial reporting systems and internal control systems, and Superior is expected to disclose the quantitative impact of IFRS during 2010.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)	2010 Quarters	2009 Quarters				2008 Quarters			
	First	Fourth	Third	Second	First	Fourth	Third	Second	First
Canadian propane sales volumes (millions of litres)	380	373	224	249	431	390	244	274	469
U.S. refined fuels sales volumes (millions of litres)	469	153	–	–	–	–	–	–	–
Natural gas sales volumes (millions of GJs)	7	8	8	8	8	8	8	8	9
Electricity sales volumes (millions of KwH)	74	68	56	38	31	28	18	14	10
Chemical sales volumes (thousands of metric tonnes)	170	160	163	155	155	160	188	188	191
Gross profit	218.6	203.3	126.9	134.9	188.3	193.1	152.8	153.3	169.9
Net earnings (loss)	9.2	17.4	33.0	23.4	(5.5)	(19.9)	(203.9)	164.3	127.2
Per share, basic	$0.09	$0.17	$0.37	$0.26	$(0.06)	$(0.23)	$(2.31)	$1.86	$1.44
Per share, diluted	$0.09	$0.17	$0.37	$0.26	$(0.06)	$(0.23)	$(2.31)	$1.86	$1.44
Adjusted operating cash flow	54.7	64.4	19.3	18.9	61.3	65.0	33.5	38.1	55.7
Per share, basic and diluted	$0.53	$0.65	$0.22	$0.21	$0.69	$0.74	$0.38	$0.43	$0.63
Net working capital [1]	138.9	183.8	132.0	72.0	83.7	152.2	227.4	217.6	256.3

[1] Net working capital reflects amounts as at the quarter end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Non-GAAP Financial Measures

Adjusted Operating Cash Flow

Adjusted operating cash flow is equal to cash flow from operating activities as defined by Canadian generally accepted accounting principles (GAAP), adjusted for changes in non-cash working capital and customer contract related costs. Superior may deduct or include additional items to its calculation of adjusted operating cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Adjusted operating cash flow is the main performance measure used by management and investors to evaluate the performance of Superior. Readers are cautioned that adjusted operating cash flow is not a defined performance measure under GAAP and that adjusted operating cash flow cannot be assured. Superior's calculation of adjusted operating cash flow may differ from similar calculations used by comparable entities. Adjusted operating cash flow represents cash flow generated by Superior that is available for, but not necessarily limited to, changes in working capital requirements, investing activities and financing activities of Superior.

The seasonality of Superior's individual quarterly results must be assessed in the context of annualized adjusted operating cash flow. Adjustments recorded by Superior as part of its calculation of adjusted operating cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally the Energy Services segment, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can differ significantly from quarter to quarter. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer contract related costs in a manner consistent with the income statement recognition of these costs. Adjusted operating cash flow is reconciled to cash flow from operating activities on page 6.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses, and is used by Superior to assess its consolidated results and the results of its operating segments. EBITDA is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities. EBITDA of Superior's operating segments may be referred to as EBITDA from operations. Net earnings are reconciled to EBITDA from operations on page 21.

Compliance EBITDA

Compliance EBITDA represents earnings before interest, taxes, depreciation, amortization and other non-cash expenses calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Compliance EBITDA is not a defined performance measure under GAAP. Superior's calculation of compliance EBITDA may differ from similar calculations used by comparable entities. See Note 12 to the unaudited Interim Consolidated Financial Statements for a reconciliation of net earnings (loss) to compliance EBITDA.

Reconciliation of Net Earnings to EBITDA from Operations [(1)(2)]

For the three months ended March 31, 2010	Energy Services	Specialty Chemicals	Construction Products Distribution
Net earnings (loss)	**(2.1)**	**5.0**	**0.9**
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**11.1**	**1.1**	**3.3**
Amortization included in cost of sales	–	**10.8**	–
Unrealized losses on financial instruments	**41.8**	**4.2**	–
EBITDA from operations	**50.8**	**21.1**	**4.2**

For the three months ended March 31, 2009	Energy Services	Specialty Chemicals	Construction Products Distribution
Net earnings (loss)	(16.4)	6.8	0.4
Add: Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	6.4	1.1	1.1
Amortization included in cost of sales	–	9.1	–
Energy Services non-cash pension expense	0.4	–	–
Unrealized losses on financial instruments	56.0	15.1	–
EBITDA from operations	46.4	32.1	1.5

(1) See the unaudited Interim Consolidated Financial Statements for net earnings (loss), amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs, amortization included in cost of sale, non-cash pension expense, unrealized (gains) losses on financial instruments and gain on disposal of facility.

(2) See "Non-GAAP Financial Measures" for additional details.

Reconciliation of Divisional Segmented Revenue and Cost of Sales to EBITDA

	For the three months ended March 31, 2010			For the three months ended March 31, 2009		
	Energy Services	**Specialty Chemicals**	**Construction Products**	Energy Services	Specialty Chemicals	Construction Products
Revenue	**688.1**	**109.7**	**166.8**	385.5	123.9	94.1
Realized foreign currency gains (losses)	–	**1.2**	**0.2**	(2.6)	(4.4)	–
Foreign currency gains (losses) related to Working capital	**0.4**	**(0.9)**	–	(0.4)	0.7	–
Unrealized losses on forward propane purchase contracts	–	–	–	(2.7)	–	–
Revenue after reclass adjustments	**688.5**	**110.0**	**167.0**	379.8	120.2	94.1
Cost of Goods Sold	**(531.4)**	**(69.1)**	**(127.9)**	(254.9)	(67.9)	(69.7)
Realized foreign currency gains (losses)	**(2.4)**	–	–	0.9	–	–
Realized fixed price electricity gains (losses)	–	**(0.7)**	–	–	1.3	–
Foreign currency gains (losses) related to working capital	–	–	–	(0.2)	–	–
Non-cash amortization	–	**10.8**	–	–	9.1	–
Natural gas commodity realized fixed price gains (losses)	**(15.9)**	–	–	(17.9)	–	–
Cost of Goods Sold after reclassification adjustments	**(549.7)**	**(59.0)**	**(127.9)**	(272.1)	(57.5)	(69.7)
Gross Profit	**138.8**	**51.0**	**39.1**	107.7	62.7	24.4
Cash, operating and administrative costs	**(87.6)**	**(30.8)**	**(34.9)**	(62.3)	(29.9)	(22.9)
Non-cash pension expense	–	–	–	0.6	–	–
Reclassification of foreign currency gains and losses related to working capital	**(0.4)**	**0.9**	–	0.4	(0.7)	–
Cash, operating and administrative costs after reclassification adjustments	**(88.0)**	**(29.9)**	**(34.9)**	(61.3)	(30.6)	(22.9)
EBITDA from operations	**50.8**	**21.1**	**4.2**	46.4	32.1	1.5

Risk Factors to Superior

The risks factors and uncertainties detailed below are a summary of Superior's assessment of its material risk factors as identified in Superior's 2009 Annual Information Form under the heading "Risk Factors". For a detailed discussion of these risks, see Superior's 2009 Annual Information Form filed on the Canadian Securities Administrator's website, www.sedar.com and Superior's website, www.superiorplus.com.

Risks to Superior

Superior is entirely dependent upon the operations and assets of Superior LP. Superior's ability to make dividend payments to shareholders is dependent upon the ability of Superior LP to make distributions on its outstanding limited partnership units as well as the operations and business of Superior LP.

Although Superior intends to distribute the income allocated from Superior LP, less the amount of its expenses, indebtedness and other obligations and less amounts, if any, Superior pays in connection with the redemption of common shares, there is no assurance regarding the amounts of cash to be distributed by Superior LP or generated by Superior LP and therefore funds available for dividends to shareholders. The actual amount distributed in respect of the limited partnership units will depend on a variety of factors including, without limitation, the performance of Superior LP's operating businesses, the effect of acquisitions or dispositions on Superior LP, and other factors that may be beyond the control of Superior LP or Superior. In the event significant sustaining capital expenditures are required by Superior LP or the profitability of Superior LP declines, there would be a decrease in the amount of cash available for dividends to shareholders and such decrease could be material.

Superior's dividend policy and the distribution policy of Superior LP are subject to change at the discretion of the board of directors of Superior or the board of directors of Superior General Partner Inc., as applicable. Superior's dividend

policy and the distribution policy of Superior LP are also limited by contractual agreements including agreements with lenders to Superior and its affiliates and by restrictions under corporate law.

The credit facilities of Superior LP contain covenants that require Superior LP to meet certain financial tests and that restrict, among other things, the ability of Superior LP to incur additional debt, dispose of assets or pay dividends/distributions in certain circumstances. These restrictions may preclude Superior LP from returning capital or making distributions on the limited partnership units.

The payout by Superior LP of substantially all of its available cash flow means that capital expenditures to fund growth opportunities can only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Superior LP and, over time, have a material adverse effect on the amount of cash available for dividends to Shareholders.

To the extent that external sources of capital, including public and private markets, become limited or unavailable, Superior's and Superior LP's ability to make the necessary capital investments to maintain or expand the current business and to make necessary principal payments, uncertainties and assumptions under its term credit facilities may be impaired.

Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments. Demand levels for approximately half of Energy Services' sales and substantially all of Specialty Chemicals and Construction Products Distribution's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, there is a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates.

A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/US dollar exchange rate can impact profitability. Superior attempts to mitigate this risk by hedging.

The timing and amount of capital expenditures incurred by Superior LP or by its subsidiaries will directly affect the amount of cash available to Superior for dividends to shareholders. Dividends may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

If the board of directors of Superior decides to issue additional common shares, preferred shares or securities convertible into common shares, existing shareholders may suffer significant dilution.

Superior has, through the contractual provisions in the Arrangement Agreement, the Indemnity Agreement and the Divestiture Agreement, and through securing certain insurance coverage, attempted to ensure that the liabilities and obligations relating to the business of Ballard are transferred to and assumed by New Ballard, that Superior is released from any such obligations and, even where such transfer or release is not effective or is not obtained, Superior is indemnified by New Ballard for all such obligations. However, in the event New Ballard fails or is unable to meet such contractual obligations to Superior, Superior could be exposed to liabilities and risks associated with the operations of Ballard which include, without limitation, risks relating to claims with respect to intellectual property matters, product liability or environmental damages.

There can be no assurances that income tax laws in the numerous jurisdictions in which Superior operates will not be changed in a manner which adversely affects Superior and its shareholders. In addition, there can be no assurance that the Canadian Revenue Agency (or provincial tax agency), U.S. Internal Revenue Service (or a state or local tax agency), or the Chilean Internal Revenue Service (collectively the "Tax Agencies") will agree with how Superior calculates its income for tax purposes or that the various Tax Agencies will not change their administrative practices to the detriment of Superior or its Shareholders. In particular, there is the possibility that the Canada Revenue Agency could challenge the tax consequences of the Plan of Arrangement or prior Ballard transactions which could potentially affect the availability or amount of the tax basis or other tax accounts of Superior.

Risks to Superior's segments

Energy Services

Canadian Propane Distribution and U.S. Refined Fuels

Propane is sold in competition with other energy sources such as fuel oil, electricity and natural gas, along with alternative energy sources that are currently under development. In addition to competition from other energy sources, Superior competes with other retail marketers. Superior's ability to remain an industry leader depends on its ability to provide reliable service at competitive selling prices.

Competition in the U.S. Refined Fuels business markets generally occurs on a local basis between large full service, multi-state marketers and smaller local independent marketers. Although the industry has seen a continued trend of consolidation over the past several years, the top ten multi-state marketers still contribute only one-third of total retail sales in the United States. Marketers primarily compete based upon price and service and tend to operate in close proximity to customers, typically within a 35-mile marketing radius from a central depot, to lower delivery costs and provide prompt service.

Weather and general economic conditions affect propane and refined fuels market volumes. Weather influences the demand for propane and heating oil used primarily for space heating uses and also for agricultural applications.

The trend towards increased conservation measures and technological advances in energy efficiency may have a detrimental effect on propane demand and Superior's sales. Further, increases in the cost of propane encourage customers to conserve fuel and to invest in more energy-efficient equipment, reducing demand. Changes in propane supply costs are normally passed through to customers, but timing lags (the time between when Superior purchases the propane and when the customer purchases the propane) may result in positive or negative gross margin fluctuations.

Superior offers its customers various fixed-price propane and heating oil programs. In order to mitigate the price risk from offering these services, Superior uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. In periods of high propane price volatility the fixed price programs create exposure to over or under supply positions as the demand from customers may significantly exceed or fall short of supply procured. In addition, if propane prices decline significantly subsequent to customers signing up for a fixed price program there is a risk that customers will default on their commitments.

Superior's operations are subject to the risks associated with handling, storing and transporting propane in bulk. Slight quantities of propane may also be released during transfer operations. To mitigate risks, Superior has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

The U.S. Refined Fuels business, through a centralized safety and environment management system, ensures safety practices and regulatory compliance are an important part of its business. The storage and delivery of refined fuels posses the potential for spills which impact the soils and water of storage facilities and customer properties.

Superior's fuel distribution businesses are based and operate in Canada and the United States, and, as a result, such operations could be affected by changes to laws, rules or policies which may either be more favorable to competing energy sources or increase costs or otherwise negatively affect the operations of Energy Services in comparison to such competing energy sources. Any such changes could have an adverse effect on the operations of Energy Services.

Approximately 18% of Superior's propane and U.S. refined fuels distribution business's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Fixed-price energy services business
New entrants in the energy retailing business may enter the market and compete directly for the customer base that Superior targets, slowing or reducing its market share.

Fixed-price energy services purchases natural gas to meet its estimated commitments to its customers based upon their historical consumption. Depending on a number of factors, including weather, customer attrition and poor economic conditions affecting commercial customers' production levels, customers'combined natural gas consumption may vary from the volume purchased. This variance must be reconciled and settled at least annually and may require Superior to purchase or sell natural gas at market prices which may have an adverse impact on the results of this business. To mitigate balancing risk, Superior closely monitors its balancing position and takes measures such as adjusting gas deliveries and transferring gas between pools of customers, so that imbalances are minimized. In addition, Superior maintains a reserve for potential balancing costs. The reserve is reviewed on a monthly basis to ensure that it is sufficient to absorb any losses that might arise from balancing.

Fixed-price energy services matches its customers estimated electricity requirements by entering into electricity swaps in advance of acquiring customers. Depending on several factors, including weather, customers' energy consumption may vary from the volumes purchased by Superior. Superior is able to invoice existing commercial electricity customers for balancing charges when the amount of energy used is greater than or less than the tolerance levels set initially. In certain circumstances, there can be balancing issues for which Superior is responsible when customer aggregation forecasts are not realized.

Fixed-price energy services resources its fixed-price term natural gas sales commitments by entering into various physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost of supply. Superior transacts with nine financial and physical natural gas counterparties. There can be no assurance that any of these counterparties will not default on any of their obligations to Superior. However, the financial condition of each counterparty is evaluated and credit limits are established to minimize Superior's exposure to this risk. There is also a risk that supply commitments and foreign exchange positions may become unmatched; however, this is monitored daily in compliance with Superior's risk management policy.

Fixed-price energy services must retain qualified sales agents in order to properly execute its business strategy. The continued growth of fixed-price energy services is reliant on the services of agents to sign up new customers. There can be no assurance that competitive conditions will allow these agents to achieve these customer additions. Lack of success in the marketing programs of fixed-price energy services would limit future growth of cash flow.

Fixed-price energy services operates in the highly regulated energy industry in Ontario, British Columbia and Quebec. Changes to existing legislation could impact this business's operations. As part of the current regulatory framework, local delivery companies are mandated to perform certain services on behalf of fixed-price energy services, including invoicing, collection, assuming specific bad debt risks and storage and distribution of natural gas. Any elimination or changes to these rules could have a significant adverse effect on the results of this business.

In November 2009 the Ontario government introduced a new piece of legislation (Bill 235) to address energy consumer protection. Bill 235 proposes a new Energy Consumer Protection Act (ECPA) that, if passed, would affect how fixed-price energy services maintains its existing Ontario residential and small commercial base and acquires new small commercial customers that fall within the low volume definition of the OEB Codes of Conduct for Gas Marketers and Electricity Retailers (less than 50,000m3 annually for natural gas and less than 150,000 kWh annually for electricity). The new ECPA could also influence any potential plans for fixed-price energy services to re-enter the Ontario residential energy market in the future.

The Bill passed first reading on December 8, 2009. The second reading and comment period is anticipated early in 2010 and, if passed, will likely take affect toward the middle of 2010. The bill includes limitations on renewals; increased marketer accountability, including licensing of individual sales agents; the elimination of telemarketing; increased cancellation alternatives for residential consumers; rules regarding smart sub-metering, and a requirement for retailers to offer time-of-use products.

Specialty Chemicals
Specialty Chemicals competes with sodium chlorate, chloralkali and potassium producers on a worldwide basis. Key competitive factors include price, product quality, logistics capability, reliability of supply, technical capability and service. The end-use markets for products are correlated to the general economic environment and the competitiveness of its customers, all of which are outside of its control.

Specialty Chemicals has long-term electricity contracts or electricity contracts that renew automatically with power producers in each of the jurisdictions where its plants are located. There is no assurance that Specialty Chemicals will continue to be able to secure adequate supplies of electricity at reasonable prices or on acceptable terms.

Potassium Chloride (KCl) is a major raw material used in the production of potassium hydroxide at the Port Edwards, Wisconsin facility. Substantially all of Specialty Chemicals KCl is received from Potash Corporation of Saskatchewan (Potash). Specialty Chemicals currently has a limited ability to source KCl from additional suppliers.

Specialty Chemicals is exposed to fluctuations in the US dollar and the euro to the Canadian dollar.

Specialty Chemicals' operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. The potential exists for the release of highly toxic and lethal substances, including chlorine. Equipment failure could result in damage to facilities, death or injury and liabilities to third parties. If at any time the appropriate regulatory authorities deem any of the facilities unsafe, they may order that such facilities be shut down.

Specialty Chemicals' operations and activities in various jurisdictions require regulatory approvals for the handling, production, transportation and disposal of chemical products and waste substances. The failure to obtain or comply fully with such applicable regulatory approvals may materially adversely affect Specialty Chemicals.

Approximately 25% of Specialty Chemicals employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

Construction Products Distribution
Construction Products Distribution competes with other specialty construction distributors servicing the builder/contractor market, in addition to big-box home centres and independent lumber yards. The ability to remain competitive depends on its ability to provide reliable service at competitive prices.

Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover, all of which are significant factors in the determination of demand for products and services.

The Commercial & Industrial Insulation (C&I) market is driven largely by C&I construction spending and economic growth. Sectors within the C&I market that are particularly influential to demand include commercial construction and renovation, construction or expansion of industrial process facilities, such as oil refineries and petrochemical plants, as well as institutional facilities (e.g. government, healthcare and schools).

Approximately 4% of Construction Products Distribution's employees are unionized. Collective bargaining agreements are renegotiated in the normal course of business.

SUPERIOR PLUS CORP.
Consolidated Balance Sheets

(unaudited, millions of dollars)	March 31, 2010	December 31, 2009
Assets		
Current Assets		
Cash and cash equivalents	**11.9**	24.3
Accounts receivable and other (Note 5 and 10)	**292.4**	313.8
Inventories	**131.3**	145.7
Future income tax asset (Note 11)	**57.3**	59.0
Current portion of unrealized gains on financial instruments (Note 10)	**29.8**	22.2
	522.7	565.0
Property, plant and equipment (Note 4)	**726.0**	668.0
Customer contract related costs	**13.7**	14.7
Intangible assets (Note 4)	**207.7**	165.3
Goodwill (Note 4)	**547.9**	528.4
Accrued pension asset	**18.0**	18.2
Long-term notes receivable	**4.4**	–
Future income tax asset (Note 11)	**176.6**	165.7
Investment tax credits	**117.4**	120.2
Long-term portion of unrealized gains on financial instruments (Note 10)	**33.0**	28.5
	2,367.4	2,274.0
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**273.5**	280.7
Unearned revenue	**7.1**	5.8
Current portion of term loans (Note 7)	**3.1**	5.1
Dividends and interest payable to shareholders and debentureholders	**20.1**	14.2
Current portion of deferred credit (Note 11)	**18.2**	24.5
Current portion of unrealized losses on financial instruments (Note 10)	**100.3**	77.8
	422.3	408.1
Revolving term bank credits and term loans (Note 7)	**459.6**	633.2
Convertible unsecured subordinated debentures (Note 8)	**475.3**	309.0
Employee future benefits	**18.5**	17.2
Asset retirement obligations and environmental liabilities (Note 9)	**3.6**	0.9
Future income tax liability (Note 11)	**72.4**	22.1
Deferred credit (Note 11)	**239.1**	246.4
Long-term portion of unrealized losses on financial instruments (Note 10)	**74.7**	52.6
Total Liabilities	**1,765.5**	1,689.5
Shareholders' Equity		
Shareholders' capital (Note 12)	**1,568.0**	1,502.0
Contributed surplus (Note 12)	**5.5**	5.3
Accumulated deficit	**(915.9)**	(883.3)
Accumulated other comprehensive loss (Note 12)	**(55.7)**	(39.5)
	(971.6)	(922.8)
Total Shareholders' Equity	**601.9**	584.5
	2,367.4	2,274.0

(See Notes to the Unaudited Interim Consolidated Financial Statements)

SUPERIOR PLUS CORP.

Consolidated Statements of Net Earnings (Loss), Comprehensive Loss and Deficit

(unaudited, millions of dollars except per share amounts)	**Three months ended March 31,** **2010**	2009
Revenues	**964.6**	603.5
Cost of products sold	**(728.4)**	(392.5)
Realized losses on financial instruments (Note 10)	**(17.6)**	(22.7)
Gross profit	**218.6**	188.3
Expenses		
Operating and administrative	**157.5**	118.5
Amortization of property, plant and equipment	**8.6**	7.2
Amortization of intangible assets	**6.9**	1.4
Interest on revolving term bank credits and term loans	**11.5**	6.5
Interest on convertible unsecured subordinated debentures	**5.3**	3.8
Accretion of convertible debenture issue costs	**0.6**	0.3
Unrealized losses on financial instruments (Note 10)	**28.2**	72.9
	218.6	210.6
Net earnings (loss) before income taxes	–	(22.3)
Income tax recovery (Note 11)	**9.2**	16.8
Net Earnings (Loss)	**9.2**	(5.5)
Net earnings (loss)	**9.2**	(5.5)
Other comprehensive income (loss):		
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(15.9)**	4.1
Reclassification of derivative gains and (losses) previously deferred	**(0.3)**	(6.3)
Comprehensive Loss	**(7.0)**	(7.7)
Deficit, Beginning of Period	**(883.3)**	(803.4)
Net earnings (loss)	**9.2**	(5.5)
Dividends to Shareholders	**(41.8)**	(35.8)
Deficit, End of Period	**(915.9)**	(844.7)
Net earnings (loss) per share, basic and diluted (Note 13)	**$0.09**	($0.06)

(See Notes to the Unaudited Interim Consolidated Financial Statements)

SUPERIOR PLUS CORP.
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three months ended March 31, 2010	2009
Operating Activities		
Net earnings (loss)	**9.2**	(5.5)
Items not affecting cash:		
Amortization of property, plant and equipment, intangible assets and accretion of convertible debenture issue costs	**16.1**	8.9
Amortization of customer contract related costs	**1.6**	1.7
Amortization included in cost of sales	**10.8**	9.1
Pension expense	**–**	0.4
Unrealized losses on financial instruments	**28.2**	72.9
Future income tax expense (recovery)	**(9.6)**	(21.8)
Customer contract related costs	**(0.6)**	(0.9)
Decrease in non-cash operating working capital items	**39.3**	18.6
Cash flows from operating activities	**95.0**	83.4
Investing Activities		
Purchase of property, plant and equipment	**(6.3)**	(35.9)
Proceeds on disposal of property, plant and equipment	**0.5**	1.8
Acquisition of Griffith (Note 4)	**(147.3)**	–
Other acquisitions (Note 4)	**(0.4)**	-
Earn-out payment on prior acquisition	**–**	(0.6)
Cash flows used in investing activities	**(153.5)**	(34.7)
Financing Activities		
Revolving term bank credits and term loans	**(167.3)**	(59.1)
Net repayment of accounts receivable sales program	**16.7**	25.0
Dividends to shareholders	**(41.8)**	(35.8)
Issuance of common shares (Note 12)	**66.5**	–
Issuance of 5.75% convertible debentures (Note 8)	**166.1**	–
Increase in non-cash working capital	**5.9**	15.5
Cash flows from (used in) financing activities	**46.1**	(54.4)
Net decrease in cash and cash equivalents	**(12.4)**	(5.7)
Cash and cash equivalents, beginning of period	**24.3**	16.1
Cash and cash equivalents, end of period	**11.9**	10.4

(See Notes to the Unaudited Interim Consolidated Financial Statements)

Notes to Unaudited Interim Consolidated Financial Statements

(unaudited, tabular amounts in Canadian millions of dollars, unless noted otherwise, except per share amounts)

1. Organization

Superior Plus Corp. (Superior) is a diversified business corporation, incorporated under the Canada Business Corporations Act. Superior holds 100% of Superior Plus LP (Superior LP), a limited partnership formed between Superior General Partner Inc., as general partner and Superior as limited partner. Superior holds 100% of the shares of Superior General Partner Inc. Superior does not conduct active business operations but rather distributes to shareholders the income it receives from Superior Plus LP in the form of partnership allocations, net of expenses and interest payable on the convertible unsecured subordinated debentures (the debentures). Superior's investments in Superior Plus LP are financed by share capital and debentures.

2. Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements (Consolidated Financial Statements) have been prepared according to Canadian generally accepted accounting principles (GAAP), applied on a consistent basis, and includes the accounts of Superior and its wholly owned subsidiaries. These unaudited Consolidated Financial Statements do not conform in all respects to the note disclosure requirement of GAAP for annual financial statements as certain information and disclosures included in the annual financial statements notes have been condensed or omitted. These unaudited Consolidated Financial Statements and notes thereto should be read in conjunction with Superior's financial statements for the year ended December 31, 2009, and the accounting policies applied are consistent with this period except as noted in Note 2(b). All significant transactions and balances between Superior and Superior's subsidiaries have been eliminated on consolidation.

(b) Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada (AcSB) has announced plans that will require the convergence of GAAP with IFRS for publicly accountable enterprises, including Superior. The changeover date from GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011. Superior is currently assessing the future impact of these new standards on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued section 1582, "Business Combinations," which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and re-measured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non current assets in the purchase price allocation. Section 1582 is effective for Superior on January 1, 2011 with prospective application and early adoption permitted. The adoption of this standard will impact the accounting treatment of future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued section 1601, "Consolidated Financial Statements," which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities, which is not explicitly required under the current standard. Section 1601 is effective for Superior on January 1, 2011 with early adoption permitted. The adoption of this standard should not have a material impact on Superior's Consolidated Financial Statements.

Non-controlling Interests

In January 2009, the CICA issued section 1602, "Non-controlling Interests," which will replace CICA section 1600, "Consolidated Financial Statements." Minority interest is now referred to as non-controlling interest, ("NCI"), and is presented within equity. Under this new guidance, when there is a loss or gain of control the Company's previously held interest is revalued at fair value. Currently an increase in an investment is accounted for using the purchase method and a decrease in an investment is accounted for as a sale resulting in a gain or loss in earnings. In addition, NCI may be reported at fair value or at the proportionate share of the fair value of the acquired net assets and allocation of the net income to the NCI will be on this basis. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for Superior on January 1, 2011 with early adoption permitted. The adoption of this standard should not have a material impact on Superior's Consolidated Financial Statements.

(c) Business Segments

Superior operates three distinct operating segments: Energy Services, Specialty Chemicals and Construction Products Distribution. Superior's Energy Services operating segment provides distribution, wholesale procurement and related services in relation to propane, heating oil and other refined fuels. Energy Services also provides fixed-price natural gas and electricity supply services. Superior's Specialty Chemicals operating segment is a leading supplier of sodium chlorate and technology to the pulp and paper industries and a regional supplier of potassium and chloralkali products to the U.S. Midwest. Superior's Construction Products Distribution operating segment is one of the largest distributors of commercial and industrial insulation in North America and the largest distributor of specialty construction products to the walls and ceilings industry in Canada. (Note 14)

3. Seasonality of Operations

Energy Services

Energy Services sales typically peak in the first quarter when approximately one-third of annual propane and other refined fuels sales volumes and gross profits are generated due to the demand from heating end-use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels during the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices and other refined fuels.

Construction Products Distribution

Construction Products Distribution sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the first and fourth quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarters, and normally decline to seasonally low levels in the first and fourth quarters.

4. Acquisitions

On January 20, 2010, Superior completed its acquisition of the shares of Griffith Holdings, Inc. (Griffith) for an aggregate purchase price of $147.3 million (US$140.6 million), inclusive of working capital adjustments and transaction costs. Griffith is a retail and wholesale distributor of retail propane, heating oil and motor fuels in upstate New York.

On December 11, 2009, Superior acquired certain assets that comprise a retail heating oil, propane and motor fuels distribution business (Griffith CH U.S. refined fuels assets) from Griffith Energy Services, Inc. for an aggregate purchase price of $82.5 million (US$77.9 million) inclusive of transaction related costs. Griffith CH U.S. refined fuels assets distribute a broad range of liquid fuels and propane gas, serving markets in Connecticut, Pennsylvania and Rhode Island. In addition Griffith CH U.S. refined fuels assets also distributes to a broad range of services, including heating, ventilation and air conditioning repair and other related services.

Using the purchase method of accounting for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the respective closing dates. As a result of the timing of the completion of these acquisitions towards the beginning of 2010 it is likely that adjustments to the allocation of the assets and liabilities will be required. The purchase price allocation for Griffith CH has been included below due to additional transaction costs incurred, changes in net working capital and property, plant and equipment values since the acquisition closed on December 11, 2009.

	Acquisition of Griffith Holdings Inc.	Acquisition of Griffith CH	TOTAL
Cash consideration paid	142.6	79.6	222.2
Transaction costs	4.7	2.9	7.6
Total cash consideration	147.3	82.5	229.8
Working capital, net	32.7	2.4	35.1
Property, plant and equipment	83.2	12.8	96.0
Intangible assets	54.4	63.5	117.9
Goodwill [1]	22.8	3.9	26.7
Assumed deferred consideration obligations	(0.6)	–	(0.6)
Future income tax liability	(41.6)	–	(41.6)
Asset retirement obligations and environmental liabilities	(3.6)	(0.1)	(3.7)
	147.3	82.5	229.8

[1] The amount of goodwill that is expected to be deductible for tax purposes is approximately $3.9 million.

The allocation of consideration paid for these acquisitions to intangibles is as follows;

	Acquisition of Griffith Holdings Inc.	Acquisition of Griffith CH	TOTAL
Trademarks	17.8	21.5	39.3
Customer base	33.5	41.4	74.9
Restrictive covenants and other assets	3.1	0.6	3.7
Total intangible assets	**54.4**	**63.5**	**117.9**

Additionally, during the first quarter of 2010, Construction Products Distribution acquired the assets of a small construction product distributor for consideration of $0.4 million.

5. Accounts Receivable and Other

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. As at March 31, 2010, proceeds of $109.4 million (December 31, 2009 – $92.7 million) had been received. The existing accounts receivable securitization program matures on June 29, 2010.

	March 31, 2010	December 31, 2009
Accounts receivable trade	**252.8**	270.4
Accounts receivable other	**21.9**	22.0
Prepaid expenses	**17.7**	21.4
Accounts receivable and other	**292.4**	313.8

6. Inventories

For the three months ended March 31, 2010 inventories of $592.0 million (March 31, 2009- $338.9 million) were expensed through cost of products sold. No write-downs of inventory or reversals of write-downs were recorded during the three months ended March 31, 2010 and 2009.

7. Revolving Term Bank Credits and Term Loans

	Year of Maturity	Effective Interest Rate	**March 31, 2010**	December 31, 2009
Revolving term bank credits [1]				
Bankers' Acceptances (BA)	2011	Floating BA rate plus applicable credit spread	**31.5**	174.6
LIBOR Loans (US$124.4 million; 2009 – US$145.5 million)	2011	Floating LIBOR rate plus applicable credit spread	**126.3**	152.4
			157.8	327.0
Other Debt				
Notes payable	2010	Prime	**0.6**	0.6
Deferred consideration		Non-interest bearing	–	2.4
Deferred consideration	2012-2015	Interest bearing 5% and 7%	**1.0**	–
			1.6	3.0
Senior Secured Notes				
Senior secured notes subject to fixed interest rates (US$158.0 million; 2009 – US$158.0 million) [2]	2010-2015	6.65%	**160.5**	165.4
			160.5	165.4
Senior Secured Notes				
Senior unsecured debentures	2016	8.25%	**150.0**	150.0
Total revolving term bank credits and term loans before deferred financing fees			**469.9**	645.4
Deferred financing fees			**(7.2)**	(7.1)
Revolving term bank credits and term loans			**462.7**	638.3
Current maturities			**(3.1)**	(5.1)
Revolving term bank credits and term loans			**459.6**	633.2

[1] Superior and its wholly-owned subsidiaries, Superior Plus US Holdings Inc. and Commercial e Industrial (Chile) Limitada, have revolving term bank credit borrowing capacity of $600.0 million. The credit facilities mature on June 28, 2011. These facilities are secured by a general charge over the assets of Superior and certain of its subsidiaries. As at March 31, 2010, Superior had $20.9 million of outstanding letters of credit (December 31, 2009 - $19.4 million). The fair value of Superior's revolving term bank credits and other

debt approximates its carrying value as a result of the market based interest rates and the short-term nature of the underlying debt instruments.

(2) Senior secured notes (the Notes) totaling US$158.0 million (Cdn$160.5 million at March 31, 2010 and Cdn$165.4 million at December 31, 2009) are secured by a general charge over the assets of Superior and certain of its subsidiaries. Principal repayments began in the fourth quarter of 2009. Management has estimated the fair value of the Notes based on comparisons to treasury instruments with similar maturities, interest rates and credit risk profiles. The estimated fair value of the Notes at March 31, 2010 was Cdn$155.5 million (December 31, 2009 – Cdn$161.5 million).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current Maturities	3.1
Due in 2011	190.8
Due in 2012	32.5
Due in 2013	32.5
Due in 2014	180.5
Subsequent to 2014	30.5
Total	469.9

8. Convertible Unsecured Subordinated Debentures

Superior has issued three series of debentures as follows:

					Unamortized Discount	**Total Carrying Value**
Maturity Date	December 31, 2012	October 31, 2015	December 31, 2012	June 30, 2017[1]		
Interest rate	5.75%	5.85%	7.50%	5.75%		
Conversion price per share	$36.00	$31.25	$13.10	$19.00		
Debentures outstanding at December 31, 2009	174.9	75.0	69.0	–	(2.2)	316.7
Issuance of 5.75% debentures[1]	–	–	–	172.5	(0.2)	172.3
Accretion of discount during 2010	–	–	–	–	0.1	0.1
Deferred issue costs	(3.1)	(1.2)	(2.9)	(6.6)	–	(13.8)
Debentures outstanding as at March 31, 2010	**171.8**	**73.8**	**66.1**	**165.9**	**(2.3)**	**475.3**
Quoted market value as at March 31, 2010	178.4	75.9	76.2	171.6		
Quoted market value as at December 31, 2009	177.1	74.4	78.3	–		

(1) Superior issued $172.5 million 5.75% convertible unsecured subordinated debentures during the first quarter of 2010. In conjunction with the issue of these debentures, Superior swapped $150 million of the fixed rate obligation into a floating rate obligation of floating BA rate plus 2.65%.

The debentures may be converted into shares at the option of the holder at any time prior to maturity and may be redeemed by Superior in certain circumstances. Superior may elect to pay interest and principal upon maturity or redemption by issuing shares to a trustee in the case of interest payments, and to the debenture holders in the case of payment of principal. The number of any shares issued will be determined based on market prices for the shares at the time of issuance.

9. Asset Retirement Obligations and Environmental Liabilities

The asset retirement obligations result from ownership of various assets associated with Superior's Energy Services operating segment. Superior estimates the total undiscounted amount of expenditures required to settle its asset retirement obligations is approximately $8.3 million which will be paid out over the next twenty to twenty five years. The credit-adjusted free-risk rate of 7.5% was used to calculate the present value of the estimated cash flows.

The environmental liabilities represent the estimated costs of environmental remediation efforts and regulatory compliance associated with the activities of Superior's Energy Services operating segment.

A reconciliation of the asset retirement obligations and environmental liabilities is provided as follows:

	2010	2009
Asset retirement obligations, beginning of year	**0.9**	–
Liabilities associated with the acquisition of Griffith (see Note 4)	**1.2**	–
Foreign exchange revaluation of Asset retirement obligations	**(0.1)**	–
Accretion expense	–	–
Asset retirement obligations, as at March 31	**2.0**	–
Environmental liabilities associated with acquisition of Griffith (see Note 4)	**3.0**	–
Other environmental liabilities	–	–
Less current portion of environmental liabilities	**(1.4)**	–
Total asset retirement obligations and environmental liabilities, as at March 31	**3.6**	–

10. Financial Instruments

GAAP requires disclosure around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Superior's market assumptions. These two types of inputs create the following fair value hierarchy:

- *Level 1* – quoted prices in active markets for identical instruments.
- *Level 2* – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- *Level 3* – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value of a financial instrument is the amount of consideration that would be estimated to be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which Superior has immediate access. Where bid and ask prices are unavailable, Superior uses the closing price of the most recent transaction of the instrument. In the absence of an active market, Superior estimates fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as discounted cash flow analysis, using, to the extent possible, observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Superior looks primarily to available readily observable external market inputs including factors such as forecasted commodity price curves, interest rate yield curves, currency rates, and price and rate volatilities as applicable. With respect to the valuation of Specialty Chemical's fixed-price electricity agreement, the valuation of this agreement requires Superior to make assumptions about the long-term price of electricity in electricity markets for which active market information is not available. The impact of the assumption for the long-term forward price curve of electricity has a material impact on the fair value of this agreement. A $1/MWh change in the forecasted price of electricity would result in a change in the fair value of this agreement of $1.6 million, with a corresponding impact to net income before income taxes. Any changes in the fair values of financial instruments classified or designated as held-for-trading are recognized in net income.

Financial and Non-Financial Derivatives

Description	Notional [1]	Term	Effective Rate	Fair Value Input Level	Asset (Liability) as at March 31, 2010	Asset (Liability) as at December 31, 2009
Natural gas financial swaps–NYMEX	5.8 GJ[2]	2010-2011	US$8.60/GJ	Level 1	**(24.0)**	(22.2)
Natural gas financial swaps–AECO	40.6 GJ[2]	2010-2015	CDN$7.37/GJ	Level 1	**(107.2)**	(69.3)
Foreign currency forward contracts, net sale	US$506.7[3]	2010-2015	1.09	Level 1	**26.5**	12.5
Foreign currency forward contracts	EURO€4.3[3]	2010-2011	1.58	Level 1	**0.9**	0.4
Interest rate swaps – Cdn$	US$ 150.0[3]	2010-2017	Six month BA rate plus 2.65%	Level 2	**(1.3)**	-
Energy Services propane wholesale purchase and sale contracts, net sale	5.92 USG[4]	2010-2011	$1.13/USG	Level 2	**0.3**	(2.2)
Energy Services butane wholesale purchase and sale contracts, net sale	1.57 USG[4]	2010-2011	$1.28/USG	Level 2	**(0.3)**	(0.2)
Energy Services electricity swaps	0.6 MWh[5]	2010-2014	$58.46/MWh	Level 2	**(13.2)**	(9.3)
Energy Services heating oil swaps and option purchase and sale contracts	9.4 Gallons[4]	2010-2011	$2.08 US/Gallon	Level 2	**-**	0.1
Specialty Chemical fixed-price electricity purchase agreement	43-45 MW[6]	2010-2017	$43-$63/MWh	Level 3	**6.1**	10.5

[1] Notional values as at December 31, 2009 [2] Millions of gigajoules purchased [3] Millions of dollars purchased/Euros purchased [4] Millions of United States gallons purchased [5] Millions of mega watt hours (MWh) [6] Mega watts (MW) on a 24/7 continual basis per year purchased

All financial and non-financial derivatives are designated as held for trading upon their initial recognition.

Description	Current Assets	Long-term Assets	Current Liabilities	Long-term Liabilities
Natural gas financial swaps – NYMEX and AECO	12.5	5.2	87.4	61.5
Energy Services electricity swaps	-	-	5.5	7.7
Foreign currency forward contracts, net	12.9	20.9	6.2	0.2
Interest rate swaps	2.8	1.2	-	5.3
Energy Services Propane wholesale purchase and sale contracts	0.6	-	0.3	-
Energy Services Butane wholesale purchase and sale contracts	0.3	-	0.6	-
Energy Services Heating oil purchase and sale contracts	0.3	-	0.3	-
Specialty Chemicals fixed-price power purchase agreements	0.4	5.7	-	-
As at March 31, 2010	**29.8**	**33.0**	**100.3**	**74.7**
As at December 31, 2009	22.2	28.5	77.8	52.6

Description	**For the three months ended March 31, 2010** Realized gain (loss)	Unrealized gain (loss)	For the three months ended March 31, 2009 Realized gain (loss)	Unrealized gain (loss)
Natural gas financial swaps – NYMEX and AECO	**(14.6)**	**(38.7)**	(17.4)	(51.8)
Energy Services electricity swaps	**(1.3)**	**(3.9)**	(0.5)	(3.0)
Foreign currency forward contracts, net	**(1.0)**	**14.1**	(6.1)	6.6
Interest rate swaps	–	**(1.3)**	-	-
Energy Services Propane wholesale purchase and sale contracts	–	**2.3**	–	(3.9)
Energy Services Heating oil purchase and sale contracts	–	**(1.4)**	–	–
Specialty Chemicals fixed-price power purchase agreements	**(0.7)**	**(4.2)**	1.3	(15.1)
Total realized and unrealized gains (losses) on financial and non-financial derivatives	**(17.6)**	**(33.1)**	(22.7)	(67.2)
Foreign currency translation of senior secured notes	–	**4.9**	–	(5.7)
Total realized and unrealized gains (losses)	**(17.6)**	**(28.2)**	(22.7)	(72.9)

Non-Derivative Financial Instruments

Superior's accounts receivable have been designated as available for sale due to Superior's accounts receivable securitization program, Superior's accounts payable, dividends and interest payable to shareholders and debentureholders, revolving term bank credits and term loans and debentures have been designated as other liabilities. The carrying value of Superior's cash, accounts receivable, accounts payable, and dividends and interest payable to shareholders and debenture holders approximates their fair value

due to the short-term nature of these amounts. The carrying value and the fair value of Superior's revolving term bank credits and term loans, and debentures, is provided in Notes 7 and 8.

Financial Instruments – Risk Management

Derivative and non-financial derivatives are used by Superior to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Superior assesses the inherent risks of these instruments by grouping derivative and non-financial derivatives related to the exposures these instruments mitigate. Superior's policy is not to use derivative or non-financial derivative instruments for speculative purposes. Superior does not formally designate its derivatives as hedges, as a result, Superior does not apply hedge accounting and is required to designate its derivatives and non-financial derivatives as held for trading.

Effective 2008, Energy Services enters into natural gas financial swaps primarily with Macquarie Cook Energy Canada Ltd. (formerly, Constellation Energy Commodities Group Inc.) for distributor billed natural gas business in Canada to manage its economic exposure of providing fixed-price natural gas to its customers. Additionally, Energy Services continues to maintain natural gas swap positions with seven additional counterparties. Energy Services monitors its fixed-price natural gas positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price natural gas position in relation to its customer supply commitments.

Energy Services enters into electricity financial swaps with three counterparties to manage the economic exposure of providing fixed-price electricity to its customers. Energy Services monitors its fixed-price electricity positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price electricity position in relation to its customer supply commitments.

Specialty Chemicals has entered into a fixed-price electricity purchase agreement to manage the economic exposure of certain of its chemical facilities to changes in the market price of electricity, in a market where the price of electricity is not fixed. The fair value with respect to this agreement is with a single counterparty.

Energy Services also enters into various propane forward purchase and sale agreements with more than twenty counterparties to manage the economic exposure of its wholesale customer supply contracts. Energy Services monitors its fixed-price propane positions on a daily basis to monitor compliance with established risk management policies. Energy Services maintains a substantially balanced fixed-price propane gas position in relation to its wholesale customer supply commitments.

Superior, on behalf of its operating divisions, enters into foreign currency forward contracts with twelve counterparties to manage the economic exposure of Superior's operations to movements in foreign currency exchange rates. Energy Services contracts a portion of its fixed-price natural gas, and propane purchases and sales in US dollars and enter into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. Specialty Chemicals enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar debt is also used to mitigate the impact of foreign exchange fluctuations.

Superior has interest rate swaps with four counterparties to manage the interest rate mix of its total debt portfolio and related overall cost of borrowing. Superior manages its overall liquidity risk in relation to its general funding requirements by utilizing a mix of short-term and longer-term maturity debt instruments. Superior reviews its mix of short-term and longer-term debt instruments on an on-going basis to ensure it is able to meet its liquidity requirements.

Superior utilizes a variety of counterparties in relation to its derivative and non-financial derivative instruments in order to mitigate its counterparty risk. Superior assesses the credit worthiness of its significant counterparties at the inception and throughout the term of a contract. Superior is also exposed to customer credit risk. Energy Services and Construction Products Distribution deal with a large number of small customers, thereby reducing this risk. Specialty Chemicals, due to the nature of its operations, sells its products to a relatively small number of customers. Specialty Chemicals mitigates its customer credit risk by actively monitoring the overall credit worthiness of its customers. Energy Services has minimal exposure to customer credit risk as local natural gas and electricity distribution utilities have been mandated, for a nominal fee, to provide Energy Services with invoicing, collection and the assumption of bad debts risk for residential customers. Energy Services actively monitors the credit worthiness of its commercial customers.

Allowance for doubtful accounts and past due receivables are reviewed by Superior at each balance sheet reporting date. Superior updates its estimate of the allowance for doubtful accounts based on the evaluation of the recoverability of accounts receivable balances of each customer taking into account historic collection trends of past due accounts and current economic conditions. Accounts receivable are written-off once it is determined they are not collectable. Superior's maximum amount of credit risk is approximately $316.4 million and includes cash and cash equivalents, accounts receivable trade, other receivables and unrealized gains on financial instruments.

Pursuant to their respective terms, trade accounts receivable, before deducting an allowance for doubtful accounts, are aged as follows:

	March 31, 2010	December 31, 2009
Current	**188.5**	214.8
Past due less than 90 days	**62.8**	55.6
Past due over 90 days	**12.7**	10.2
Trade accounts receivable, total	**264.0**	280.6

Superior's trade accounts receivable are stated after deducting a provision of $11.2 million as at March 31, 2010 (December 31, 2009 - $10.2 million). The movement in the provision for doubtful accounts was as follows:

	Three months ended March 31, 2010	Twelve months ended December 31, 2009
Allowance for doubtful accounts, opening	**(10.2)**	**(9.3)**
Opening adjustment due to acquisitions (Note 4)	**(0.8)**	–
Bad debt expense, net of recoveries	**(0.7)**	**(7.5)**
Written-off	**0.5**	**6.6**
Allowance for doubtful accounts, ending	**(11.2)**	**(10.2)**

Superior's contractual obligations associated with its financial liabilities are as follows:

	2010	**2011**	**2012**	**2013**	**2014**	**2015 and Thereafter**	**Total**
Revolving term bank credits and term loans	3.1	190.8	32.5	32.5	180.5	30.5	469.9
Convertible unsecured subordinated debentures	–	–	243.9	–	–	247.5	491.4
Cdn$ equivalent of US$ foreign currency forward purchase contracts	53.5	6.0	–	–	–	–	59.5
US$ foreign currency forward sales contracts (US$)	126.6	188.4	160.3	133.1	–	–	608.4
Euro€ foreign currency forward sales contracts (Euro)	4.0	0.3	–	–	–	–	4.3
Fixed-price electricity purchase commitments	25.3	17.7	17.7	17.7	17.7	53.1	149.2
Cdn$ natural gas purchases	40.8	9.5	7.9	6.9	–	–	65.1
US$ natural gas purchases (US$)	13.6	0.5	–	–	–	–	14.1
US$ heating oil purchases (US$)	5.4	1.0	–	–	–	–	6.4
US$ propane purchases (US$)	94.3	35.6	–	–	–	–	129.9
US$ butane purchases (US$)	17.2	5.2	–	–	–	–	22.4

Superior's contractual obligations are considered to be normal course operating commitments and do not include the impact of mark-to-market fair values on financial and non-financial derivatives. Superior expects to fund these obligations through a combination of cash flow from operations, proceeds on revolving term bank credits and proceeds on the issuance of share capital.

Superior's financial instruments' sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices and the impact to net earnings are detailed below:

	Three months ended March 31, 2010
Increase (decrease) to net earnings of a $0.01 increase in the CDN$ to the US$	6.8
Increase (decrease) to net earnings of a 0.5% increase in interest rates	(0.6)
Increase (decrease) to net earnings of a $0.40/GJ increase in the price of natural gas	17.0
Increase (decrease) to net earnings of a $0.04/litre increase in the price of propane	0.2
Increase (decrease) to net earnings of a $0.10/gallon increase in the price of heating oil	0.9
Increase (decrease) to net earnings of a $1.00/KwH increase in the price of electricity	2.1

The calculation of Superior's sensitivity to changes in foreign currency exchange rates, interest rates and various commodity prices represent the change in fair value of the financial instrument without consideration of the value of the underlying variable, for example, the underlying customer contracts. The recognition of the sensitivities identified above would have impacted Superior's unrealized gain or loss on financial instruments and would not have a material impact on Superior's cash flow from operations.

11. Income Taxes

Consistent with prior periods, Superior recognizes a provision for income taxes for its subsidiaries that are subject to current and future income taxes, including United States income tax, United States non-resident withholding tax and Chilean income tax.

Total income tax recovery, comprised of current and future taxes for the three months ended March 31, 2010 was $9.2 million compared to a $16.8 million recovery in the comparative period. Income taxes were impacted by the tax basis benefit associated with the start-up of the Port Edwards facility in the fourth quarter and the impact of unrealized losses on financial instruments. For the three months ended March 31, 2010, future income tax recovery from operations in Canada, the United States and Chile was $9.6 million resulting in a corresponding total future income tax asset of $278.9 million and a total deferred credit of $257.3 million. Future income tax recovery for the three months ended March 31, 2009 was a $16.8 million.

12. Shareholders' Equity

Authorized

Superior is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The holders of common shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of Superior to receive pro rata the remaining property and assets of Superior, subject to the rights of any shares having priority over the common shares of which none are outstanding.

Preferred shares are issuable in series with each class of preferred share having such rights as the board of directors may determine. Holders of preferred shares are entitled, in priority of holders of common shares, to be paid rateably with holders of each other series of preferred shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series upon liquidation, dissolution or winding up of Superior to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to holders of such series. Superior does not have any preferred shares outstanding.

	Issued Number of Common Shares (Millions) [1]	Shareholders' Equity [1]
Shareholders' equity, December 31, 2009	99.9	584.5
Net earnings	–	9.2
Other comprehensive income (loss)	–	(16.2)
Issuance of common shares [1]	5.0	66.0
Option value associated with the issue of $172.5 million, 5.75% debentures	–	0.2
Dividends to Shareholders [2]	–	(41.8)
Shareholders' equity, March 31, 2010	**104.9**	**601.9**

[1] On February 10, 2010 Superior issued 5,002,500 common shares for net proceeds of $69.3 million including the over-allotment option to partially finance the acquisition of Griffith. The number of common shares issued was based on a specified weighted average value of Superior's existing common shares.

[2] Dividends to Shareholders are declared at the discretion of Superior.

Shareholders' capital, deficit and accumulated other comprehensive income (loss) as at March 31, 2010 and December 31, 2009 consists of the following components:

	March 31, 2010	December 31, 2009
Shareholders' capital		
Share capital	**1,568.0**	1,502.0
	1,568.0	1,502.0
Contributed Surplus		
Conversion feature on convertible debentures and expired warrants	**5.5**	5.3
	5.5	5.3
Accumulated deficit		
Retained earnings from operations	**610.0**	600.8
Accumulated dividends/distributions	**(1,525.9)**	(1,484.1)
	(915.9)	(883.3)
Accumulated other comprehensive income (loss)		
Balance at beginning of period	**(39.5)**	1.6
Unrealized foreign currency gains (losses) on translation of self-sustaining foreign operations	**(15.9)**	(39.4)
Reclassification of derivative gains and losses previously deferred	**(0.3)**	(1.7)
	(55.7)	(39.5)

Additional Capital Disclosures
Superior's objectives when managing capital are: (i) to maintain a flexible capital structure to preserve its ability to meet its financial obligations, including potential obligations from acquisitions; and (ii) safeguard Superior's assets while at the same time maximizing the growth of its businesses and returns to its shareholders.

In the management of capital, Superior includes shareholders' equity (excluding accumulated other comprehensive income) (AOCI), current and long-term debt, convertible debentures, and securitized accounts receivable.

Superior manages its capital structure and makes adjustments in light of changes in economic conditions and nature of the underlying assets. In order to maintain or adjust the capital structure, Superior may adjust the amount of dividends to Shareholders, issue additional share capital, issue new debt or convertible debentures, issue new debt or convertible debentures with different characteristics and/or increase or decrease the amount of securitized accounts receivable.

Superior monitors its capital based on the ratio of consolidated secured debt and consolidated debt outstanding to net earnings before interest, taxes, depreciation, amortization and other non-cash expenses (EBITDA), as defined by its revolving term credit facility (Credit Facility). Superior also monitors its total debt to EBITDA ratio in addition to its covenant. Superior's reference to EBITDA as defined by its revolving term credit facility may be referred to as compliance EBITDA in other public reports of Superior.

Superior is subject to various financial covenants in its Credit Facility agreements, including consolidated secured debt and total consolidated debt to EBITDA ratios, which are measured on a quarterly basis. On January 27, 2010, Superior and its subsidiaries, Superior Plus LP and Superior Plus U.S. Holdings Inc., completed an expansion of the Credit Facility from $570 million to $600 million. In addition, certain debt definitions used in the calculation of Superior's financial covenant ratios in the Credit Facility have been amended, together with corresponding amendments to the related financial covenant ratios. The new definition of Consolidated Secured Debt under the credit facility excludes the $150 million of senior unsecured debentures of Superior Plus LP issued on October 27, 2009, which are still included in the calculation of Consolidated Debt for the purpose of the Consolidated Debt coverage ratio requirement. As a result of the new definition of Consolidated Secured Debt, Superior must maintain a Consolidated Secured Debt to compliance EBITDA ratio of not more than 3.0 to 1.0 compared to the previous senior debt to compliance EBITDA ratio which was 3.5 to 1.0. Superior's Consolidated Debt, excluding convertible unsecured subordinated debentures, to compliance EBITDA coverage ratio requirement for compliance purposes is unchanged at not more than 5.0 to 1.0. Effective March 25, 2010, Superior and Superior LP, amended certain financial covenant ratios in its US Note Purchase Agreement dated October 29, 2003 to make them consistent with the financial covenant ratios under its existing Credit Facility as noted above. As at March 31, 2010 and December 31 2009, Superior was in compliance with all of its financial covenants.

Superior's financial objectives and strategy related to managing its capital as described above have remained unchanged from the prior fiscal year. Superior believes that its debt to EBITDA ratios are within reasonable limits, in light of Superior's size, the nature of its businesses and its capital management objectives.

The capital structure of the Superior and the calculation of its key capital ratios are as follows:

	March 31, 2010	December 31, 2009
Total shareholders' equity	**601.9**	**584.5**
Exclude accumulated other comprehensive loss (income)	**55.7**	**39.5**
Shareholders' equity (excluding AOCI)	**657.6**	**624.0**
Current portion of term loans	**3.1**	**5.1**
Revolving term bank credits and term loans [1]	**466.8**	**640.3**
Accounts receivable securitization program	**109.4**	**92.7**
Less: Senior unsecured debentures	**(150.0)**	**(150.0)**
Consolidated secured debt	**429.3**	**588.1**
Add: Senior unsecured debentures	**150.0**	**150.0**
Consolidated debt	**579.3**	**738.1**
Convertible unsecured subordinated debentures [1]	**489.1**	**316.7**
Total debt	**1,068.4**	**1,054.8**
Total capital	**1,726.0**	**1,678.8**

	Twelve months ended March 31, 2010	Twelve months ended December 31, 2009
Net earnings	**83.0**	68.3
Adjusted for:		
Interest on revolving term bank credits and term loans	**32.0**	27.0
Interest on convertible unsecured subordinated debentures	**18.3**	16.8
Accretion of convertible debenture issue costs	**1.7**	1.4
Amortization of property, plant and equipment	**24.0**	22.6
Amortization included in cost of sales	**39.2**	37.5
Amortization of intangible assets	**13.4**	7.9
Income tax expense	**20.3**	12.7
Unrealized losses (gains) on financial instruments	**(24.1)**	20.6
Non-cash pension expense	**1.3**	1.7
Proforma impact of acquisitions	**28.5**	51.4
EBITDA [2]	**237.6**	267.9

	Compliance ratio	**March 31, 2010**	December 31, 2009
Consolidated secured debt to EBITDA[2]	Maximum 3.0:1	1.8:1	2.2:1
Consolidated debt to EBITDA[2]	Maximum 5.0:1	2.4:1	2.8:1
Total debt to EBITDA[2]		4.5:1	3.9:1

[1] Revolving term bank credits and term loans and convertible unsecured subordinated debentures are before deferred issue costs.

[2] EBITDA, as defined by Superior's revolving term credit facility, is calculated on a trailing twelve month basis taking into consideration the proforma impact of acquisitions and dispositions in accordance with the requirements of Superior's credit facility. Superior's calculation of EBITDA and debt to EBITDA may differ from those of similar entities.

13. Net Earnings per Share

	Three months ended March 31, 2010	2009
Net earnings per share computation, basic and diluted [(1)]		
Net earnings (loss)	**9.2**	(5.5)
Weighted average shares outstanding	**103.3**	88.4
Net earnings (loss) per share, basic and diluted	**$0.09**	($0.06)

[(1)] All outstanding debentures have been excluded from this calculation as they were anti-dilutive.

14. Business Segments

Superior operates three distinct operating segments: Energy Services, Specialty Chemicals and Construction Products Distribution. Superior's Energy Services operating segment provides distribution, wholesale procurement and related services in relation to propane, heating oil and other refined fuels. Energy Services also provides fixed-price natural gas and electricity supply services. Superior's Specialty Chemicals operating segment is a leading supplier of sodium chlorate and technology to the pulp and paper industries and is a regional supplier of potassium and chloralkali products to the U.S. Midwest. Superior's Construction Products Distribution operating segment is one of the largest distributors of commercial and industrial insulation in North America and the largest distributor of specialty construction products to the walls and ceilings industry in Canada. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. Realized gains and losses pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column. Certain reclassifications of prior year segments have been made to conform to current year presentation. Specifically, Energy Services' results include the operations of Superior Propane and Superior Energy Management, Specialty Chemicals results includes ERCO Worldwide and Construction Products Distribution results include Winroc results.

For the three months ended March 31, 2010	Energy Services	Specialty Chemicals	Construction Products Distribution	Corporate	Total Consolidated
Revenues	688.1	109.7	166.8	–	964.6
Cost of products sold	(531.4)	(69.1)	(127.9)	–	(728.4)
Realized gains (losses) on financial instruments	(18.3)	0.5	0.2	–	(17.6)
Gross profit	138.4	41.1	39.1	–	218.6
Expenses					
Operating and administrative	87.6	30.8	34.9	4.2	157.5
Amortization of property, plant and equipment	7.0	-	1.6	–	8.6
Amortization of intangible assets	4.1	1.1	1.7	–	6.9
Interest on revolving term bank credits and term loans	–	–	–	11.5	11.5
Interest on convertible unsecured subordinated debentures	–	–	–	5.3	5.3
Accretion of convertible debenture issue costs	–	–	–	0.6	0.6
Unrealized losses (gains) on financial instruments	41.8	4.2	–	(17.8)	28.2
	140.5	36.1	38.2	3.8	218.6
Net earnings (loss) before income taxes	(2.1)	5.0	0.9	(3.8)	–
Income tax recovery	–	–	–	9.2	9.2
Net Earnings (Loss)	(2.1)	5.0	0.9	5.4	9.2

For the three months ended March 31, 2009	Energy Services	Specialty Chemicals	Construction Products Distribution	Corporate	Total Consolidated
Revenues	385.5	123.9	94.1	–	603.5
Cost of products sold	(254.9)	(67.9)	(69.7)	–	(392.5)
Realized gains (losses) on financial instruments	(19.6)	3.1	–	-	(22.7)
Gross profit	111.0	52.9	24.4	-	188.3
Expenses					
Operating and administrative	62.3	29.9	22.9	3.4	118.5
Amortization of property, plant and equipment	6.2	-	1.0	–	7.2
Amortization of intangible assets	0.2	1.1	0.1	–	1.4
Interest on revolving term bank credits and term loans	–	–	–	6.5	6.5
Interest on convertible unsecured subordinated debentures	–	–	–	3.8	3.8
Accretion of convertible debenture issue costs	–	–	–	0.3	0.3
Unrealized losses (gains) on financial instruments	58.7	15.1	–	(0.9)	72.9
	127.4	46.1	24.0	13.1	210.6
Net earnings (loss) before income taxes	(16.4)	6.8	0.4	(13.1)	(22.3)
Income tax recovery	–	–	–	16.8	16.8
Net Earnings (Loss)	(16.4)	6.8	0.4	3.7	(5.5)

Total Assets, Net Working Capital, Acquisitions and Purchase of Property, Plant and Equipment

	Energy Services	Specialty Chemicals	Construction Products Distribution	Corporate	Total Consolidated
As at March 31, 2010					
Net working capital [(1)]	**69.3**	**13.6**	**99.6**	**(43.6)**	**138.9**
Total assets	**1,035.3**	**568.1**	**359.3**	**404.7**	**2,367.4**
As at December 31, 2009					
Net working capital [(1)]	93.3	2.8	116.8	(29.1)	183.8
Total assets	930.6	597.1	369.1	377.2	2,274.0
For the three months ended March 31, 2010					
Acquisitions	**147.3**	–	**0.4**	–	**147.7**
Purchase of property, plant and equipment	**2.9**	**3.2**	**0.2**	–	**6.3**
For the three months ended March 31, 2009					
Acquisitions	–	–	–	–	–
Purchase of property, plant and equipment	2.8	33.1	–	–	35.9

(1) Net working capital reflects amounts as at the year end and is comprised of cash and cash equivalents, accounts receivable and inventories, less bank indebtedness, accounts payable and accrued liabilities, current portion of term loans and dividends and interest payable to shareholders and debentureholders.

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the three months ended March 31, 2010	**477.0**	**465.4**	**22.2**	**964.6**
Property, plant and equipment as at March 31, 2010	**354.7**	**314.2**	**57.1**	**726.0**
Goodwill as at March 31, 2010	**456.5**	**91.4**	**-**	**547.9**
Total assets as at March 31, 2010	**1,597.0**	**706.9**	**63.5**	**2,367.4**
Revenues for the three months ended March 31, 2009	488.9	95.8	18.8	603.5
Property, plant and equipment as at December 31, 2009	365.8	243.7	58.5	668.0
Goodwill as at December 31, 2009	457.7	70.7	-	528.4
Total assets as at December 31, 2009	1,685.9	522.2	65.9	2,274.0




SEC MAIL PROCESSING
RECEIVED
JUN 25 2010
WASH, DC
193
SECTION

NEWS

TSX: SPB
Calgary, May 5, 2010

For Immediate Release

Superior Plus Confirms May 2010 Cash Dividend and Dividend Reinvestment Program

May 2010 Cash Dividend and Dividend Reinvestment Program

In response to a third party news article providing incorrect information, Superior Plus Corp. ("Superior") is confirming its previously announced cash dividend for the month of May, 2010 of $0.135 per share payable on June 15, 2010. The record date is May 31, 2010 and the ex-dividend date will be May 27, 2010. Superior's annualized cash dividend rate is currently $1.62 per share. Superior is also confirming that it has re-established its Dividend Reinvestment Program ("DRIP") effective for the payment of the May 2010 dividend. Participation in the DRIP is at the option of the shareholder.

A recently issued news story published through Thompson Reuters stated that "Superior will halt paying its dividend and plans to use the proceeds to reduce debt". This news story was incorrect. As a result, the news story was subsequently corrected and reissued by Thompson Reuters.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the reestablishment of Superior's dividend reinvestment program. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, June 10, 2010

For Immediate Release

Superior Plus Announces June 2010 Cash Dividend

June 2010 Cash Dividend - $0.135 per share

Superior Plus Corp. ("Superior") today announced its cash dividend for the month of June, 2010 of $0.135 per share payable on July 15, 2010. The record date is June 30, 2010 and the ex-dividend date will be June 28, 2010. Superior's annualized cash dividend rate is currently $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

Dividend Reinvestment Program

Superior has a Dividend Reinvestment Plan and Optional Share Purchase Program ("DRIP") available to its Shareholders. Under the terms of the DRIP, eligible shareholders of Superior may elect to automatically reinvest their regular monthly dividends in additional common shares of Superior, without incurring any commissions, service charges or brokerage fees. Shareholders who elect to reinvest cash dividends under the DRIP will receive common shares at a price (the Average Market Price) equal to the average closing price of the common shares on the Toronto Stock Exchange for the five day trading period ending on the business day immediately prior to the dividend payment date. The price of the common shares purchased with reinvested dividends will be 95% of the Average Market Price. Further information on the DRIP is posted on Superior's website under the Investor Relations section. Shareholders whose shares are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

About the Corporation

Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	104.9 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and Superior's dividend reinvestment program. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Corporation's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Superior Plus Corp.
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPB
Calgary, June 18, 2010

For Immediate Release

Superior Plus Announces Expansion of its Construction Products Distribution Business with a $18 Million Canadian Acquisition

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Superior Plus Corp. ("Superior") is pleased to announce that it has entered into a definitive agreement to acquire certain assets of a western Canadian commercial and industrial insulation distributor (the "Business") for an aggregate purchase price of approximately $18 million subject to normal course closing adjustments. The purchase price consists of $16.0 million in common shares of Superior, with the remainder being paid in cash and allows Superior to expand its commercial and industrial distribution business in Canada. The transaction is accretive for Superior's shareholders and further strengthens the balance sheet. The Business consists of three operating branches in Alberta and British Columbia. The acquisition is anticipated to close on or before June 30, 2010, subject to normal course commercial conditions and the approval of the TSX.

Grant Billing, Chairman and Chief Executive Officer of Superior, stated that, "We are very pleased to enter into this transaction to expand our construction products distribution business as part of Superior's growth strategy. The acquisition of a western Canadian commercial and industrial insulation distribution business is a strategic fit and complementary with Superior's construction products distribution operations in the US."

About the Corporation
Superior consists of three primary operating businesses: Energy Services includes the distribution of propane and distillates and related fixed-price energy services; Specialty Chemicals includes the manufacture and sale of specialty chemicals; and Construction Products Distribution includes the distribution of specialty construction products.

Superior's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Common Shares	105.0 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount
SPB.db.d	7.5% Debentures	$ 69.0 million principal amount
SPB.db.e	5.75% Debentures	$ 172.5 million principal amount

For further information about Superior, please visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, Tel: (403) 218-2951 / Fax: (403) 218-2973, E-mail: wbingham@superiorplus.com or Jay Bachman, Vice-President, Investor Relations and Planning, Tel: (403) 218-2957/ Fax: (403) 218-2973, E-mail: jbachman@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. In particular, this press release includes forward-looking information related to Superior's business strategy including future plans to expand and integrate the Business; the perceived benefits of the acquisition of the Business and the anticipated timing of the closing of the acquisition of the Business. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, risks related to the Business which are similar to the risks of Superior's existing construction products distribution business and operation risks related to Superior's other businesses including those identified in Superior's 2009 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.